UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CEC ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Kansas	1-13687	48-0905805
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

4441 West Airport Freeway, Irving, Texas 75062

(Address of principal executive offices, including zip code)

(972) 258-8507

(Registrant’s telephone number, including area code)

CEC ENTERTAINMENT, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU

ARE REQUESTED NOT TO SEND US A PROXY.

INTRODUCTION

This Information Statement (the “Information Statement”) is being mailed on or about February 4, 2014, to holders of common stock, par value $0.10 per share (“Common Stock”), of CEC Entertainment, Inc., a Kansas corporation (the “Company,” “CEC,” “we,” “our” or “us”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Queso Holdings Inc., a Delaware corporation (“Parent”), to the Board of Directors of the Company (the “Board” or “Board of Directors”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of January 15, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Q Merger Sub Inc., a Kansas corporation (“Offeror”), and the Company.

On January 15, 2014, the Company, Parent and the Offeror (a wholly-owned subsidiary of Parent) entered into the Merger Agreement, pursuant to which, among other things, the Offeror is required to commence a cash tender offer (the “Tender Offer”) to purchase all of the outstanding shares of Common Stock and any associated Rights (the “Rights”) issued pursuant to the Rights Agreement of the Company dated as of January 15, 2014 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent (with each share of Common Stock and any associated Rights referred to as a “Share”), at a purchase price of $54.00 per Share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The Tender Offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by the Offeror, Parent and Apollo Management VIII, L.P. with the United States Securities and Exchange Commission (the “SEC”) on January 16, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

The Merger Agreement contemplates that, following completion of the Tender Offer and subject to the terms and conditions of the Merger Agreement, Offeror will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Offeror and the Company, all of which will be cancelled, and Shares owned by persons or entities who have properly invoked appraisal rights) will be cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K filed by the Company on January 16, 2014, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, the “Schedule 14D-9”), which was filed by the Company with the SEC on January 22, 2014, and which was mailed to stockholders of the Company beginning on January 23, 2014.

The Offeror commenced the Offer on January 16, 2014. The Offer is currently scheduled to expire at 9:30 a.m., New York City time, on February 14, 2014, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement.

The Company is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent and the Offeror provided the information in this Information Statement concerning Parent, Offeror and their director designees, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of January 22, 2014, there were 100,000,000 shares of Common Stock authorized and 17,535,155 shares of Common Stock issued and outstanding, and there were 500,000 shares of Class B Preferred Stock, par value $100.00 per share (“Preferred B Stock”) authorized and no shares of Preferred B Stock issued or outstanding.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

If the Offeror accepts Shares for payment, the Merger Agreement provides that Parent will become entitled to designate the number of directors on the Board (including (A) the number of members on each committee of the Board, and (B) each board of directors (or similar body) of each subsidiary of the Company (and each committee (or similar body) thereof), rounded up to the next whole number, as is proportionate to the aggregate beneficial ownership of Shares by Parent and its subsidiaries. The Merger Agreement further provides that the Company must take all actions necessary to effect the foregoing, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1, including increasing the size of the Board, securing the resignations of one or more incumbent directors and/or filling any vacancies so created with Parent’s designees. Notwithstanding the foregoing, following the appointment of Parent’s designees and until the Effective Time, the Company will cause the Board to maintain at least three existing directors of the Company who are currently directors of the Company and who are “independent” for purposes of Exchange Act Rule 10A-3 (the “Independent Directors”).

Following the election or appointment of Parent’s designees to the Board and until the Effective Time, if Parent’s designees constitute a majority of the Board, the approval of a majority of the Independent Directors (or of the sole such Independent Director if there is only one such Independent Director) will be required for the Company to authorize: (i) any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement or of the Company’s Second Restated Articles of Incorporation or Amended and Restated Bylaws, (iii) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or the Offeror, (iv) any waiver of compliance with any covenant of Parent or the Offeror or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company or (v) any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or the Offeror under the Merger Agreement. The Independent Directors will have the authority to institute any action, on behalf of the Company and any holders of Shares which are not affiliates of Parent (including at the request of such holders), to enforce the performance by the Offeror or Parent of its obligations under the Merger Agreement.

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to the Form 8-K filed by the Company on January 16, 2014, and is incorporated herein by reference.

Potential Director Designees

Parent has informed the Company that promptly following its acceptance of Shares pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Parent, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of Parent to the Board have held the office and principal occupation identified below for not less than five years.

Name	Age	Present Principal Occupation or Employment and Employment History
Scott I. Ross	33	Mr. Ross is a Partner of Apollo having joined in 2004. Prior to that time, Mr. Ross was a member of the Principal Investment Area (“PIA”) in the Merchant Banking Division of Goldman, Sachs & Co. Prior to PIA, Mr. Ross was a member of the Principal Finance Group in the Fixed Income, Currencies and Commodities Division of Goldman, Sachs & Co. Mr. Ross serves on the board of directors of Evertec, Inc. and Great Wolf Resorts Inc. Mr. Ross graduated magna cum laude from Georgetown University with a BA in Economics and was elected to Phi Beta Kappa.

Lance A. Milken	38	Mr. Milken is a Partner of Apollo having joined in 1998. Mr. Milken serves on the board of directors of Claire’s Stores and has previously served on the board of directors of CKE Restaurants. Mr. Milken is also a member of the Milken Institute and Brentwood School Board of Trustees. Mr. Milken graduated cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business.

James P. Chambers	28	Mr. Chambers is a Principal at Apollo having joined in 2009. Prior to that time, Mr. Chambers was a member of the Consumer and Retail Group in the Investment Banking Division of Goldman, Sachs & Co. Mr. Chambers serves on the board of directors of Great Wolf Resorts, Inc., Veritable Maritime Holdings, LLC and Principal Maritime Holdings, LLC. Mr. Chambers graduated from Duke University with a BA in Political Science and a certificate in Markets and Management studies.

Daniel E. Flesh	32	Mr. Flesh is a Principal at Apollo having joined in 2006. Prior to that time, Mr. Flesh was a member of the Investment Banking Division of Bear, Stearns & Co. Inc. Mr. Flesh serves on the board of directors of Hostess Brands and Jacuzzi Brands. Mr. Flesh graduated cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business.

Neil Mehta	28	Mr. Mehta is a Principal at Apollo having joined in 2008. Prior to that time, Mr. Mehta was a member of the Financial Institutions Group at Goldman, Sachs & Co. Mr. Mehta serves on the board of directors of Aris Mortgage Company. Mr. Mehta graduated cum laude from Harvard College with an AB and SM in Applied Mathematics and received his MBA from the Stanford Graduate School of Business, where he graduated as an Arjay Miller Scholar.

Aaron Stone	40	Mr. Stone is a Senior Partner of Apollo having joined in 1997. Mr. Stone serves on the board of directors of CORE Entertainment Holdings, Inc. and Great Wolf Resorts, Inc. Mr. Stone also served as a director of AMC Entertainment Inc., from December 2004 to August 2012; Connections Academy, LLC, from September 2004 to November 2011; Hughes Communications, Inc., from December 2005 to June 2011; Hughes Telematics, Inc., from March 2009 to July 2012; Mobile

Name	Age	Present Principal Occupation or Employment and Employment History
		Satellite Ventures, L.P., from June 2005 to November 2008; Parallel Petroleum, LLC, from October 2009 to December 2011; SkyTerra Communications, from June 2005 to November 2008; Intelsat, Ltd., from August 2004 to February 2008; Open Road Films, from March 2011 to August 2012 and Educate Inc., from 2003 to 2006.

Marc Becker	41	Mr. Becker is a Senior Partner of Apollo having joined in 1996. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors, including Apollo Residential Mortgage, Inc., Affinion Group, Novitex Holdings, Inc. and Realogy Holdings Corp. Mr. Becker also served as a director of SourceHOV Holdings, Inc., from May 2011 to April 2013, Vantium Capital, Inc., from January 2007 to October 2012, Quality Distribution, Inc., from June 1998 to May 2011, Countrywide plc, from May 2007 to February 2009, National Financial Partners, from January 1999 to May 2007, Sourcecorp, Incorporated, from January 2006 to May 2011, Metals USA Holdings Corp., from May 2005 to December 2007 and UAP Holding Corp., from November 2003 to November 2006.

Based on the present principal employment and employment history of the designee directors listed above, which includes broad experience in alternative asset management, capital investing and management of entertainment and hospitality resorts, Parent believes each of the designee directors is qualified to serve on the Board.

Parent has advised the Company that, to the best of its knowledge, none of Parent’s designees to the Board has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by the Offeror of Shares pursuant to the Offer, which cannot be earlier than 9:30 a.m., New York City time, on February 14, 2014, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

The Board of Directors currently consists of nine directors. At the 2010 annual meeting of stockholders, the Board of Directors recommended and the Company’s stockholders approved an amendment to the Company’s Second Restated Articles of Incorporation (the “Articles of Incorporation”) that eliminated the Board of Director’s classified structure over a three-year period. The 2013 annual meeting was the first meeting at which the entire Board of Directors was up for reelection to serve for one-year terms expiring at the next annual meeting.

The following table lists the names and ages, as of February 4, 2014, of the directors and the year in which each director was first elected as a director of the Company.

Nominee Directors	Age	Director Since
Richard M. Frank	66	1985
General (ret) Tommy Franks	68	2008
Michael H. Magusiak	57	1988
Tim T. Morris	67	1997
Louis P. Neeb	74	1994
Cynthia Pharr Lee	65	1994
Bruce M. Swenson	68	2011
Walter Tyree	62	1997
Raymond E. Wooldridge	75	1997

A brief description of the business experience of each of the directors of the Company is set forth below:

RICHARD M. FRANK has been Executive Chairman of the Company since December 2008. From March 1986 to December 2008, Mr. Frank served as Chairman of the Board and Chief Executive Officer of the Company and has been a member of the Board of Directors of the Company since June 1985. He served as President and Chief Operating Officer from June 1985 until October 1988. He joined the Company in 1985. Since February 2006, Mr. Frank has served as a director of Westwood Holdings Group, Inc., a New York Stock Exchange listed company, and Westwood Trust Company.

GENERAL (RET) TOMMY FRANKS was elected as an independent director of the Company in March 2008. General (ret) Franks has operated Franks & Associates, LLC, a private consulting firm, since 2003. General (ret) Franks served in the United States Army from 1965 to 2003. In August 2003, he retired as a four star general. From 2006 to 2009, General (ret) Franks served on the Board of Directors and Audit Committee of Bank of America, NA, a New York Stock Exchange listed company. From 2005 to 2007, General (ret) Franks served on the Board of Directors of OSI Restaurant Partners, Inc., a New York Stock Exchange listed restaurant company.

MICHAEL H. MAGUSIAK was elected President of the Company in June 1994 and Chief Executive Officer in December 2008. He previously served as Executive Vice President, Chief Financial Officer and Treasurer of the Company from June 1988 to June 1994. He has also served as a member of the Board of Directors of the Company since 1988. He was Vice President of the Company from October 1987 to June 1988 and Controller of the Company from July 1987 to January 1989. He joined the Company in July 1987. Mr. Magusiak is a Certified Public Accountant.

TIM T. MORRIS was elected as an independent director of the Company in June 1997. Mr. Morris has been the President of Morris Capital Management, LLC, an investment firm since January 1992. From 1990 through 2002, Mr. Morris was the President of River Associates, LLC, an investment firm. From 1981 through 1990, Mr. Morris was an Office Managing Partner of Deloitte & Touche, a public accounting firm. From 1977 through 1981, Mr. Morris was a Partner of Rogers, Morris, Millsaps & Underwood, CPA’s, a public accounting firm. From 1968 through 1977, Mr. Morris was a Partner of Hazlett, Lewis & Bieter, CPA’s, a public accounting firm. From December 2010 through February 2011, Mr. Morris served on the Board of Directors and Audit Committee of First Security Group, Inc., a Nasdaq listed company.

LOUIS P. NEEB was elected as an independent director of the Company in August 1994. Mr. Neeb has served as Chairman Emeritus of Mexican Restaurants, Inc. (f/k/a Casa Olé Restaurants, Inc.), a restaurant company, since May 2010 and was Chairman of the Board from October 1995 to May 2010. Mr. Neeb also served as Chief Executive Officer of Mexican Restaurants, Inc. from February 1996 through May 2002, and as Interim Chief Executive Officer from December 2006 through April 2007. From August 1982 to present,

Mr. Neeb has been President of Neeb Enterprises, Inc., a management consulting firm specializing in consulting to restaurant companies. From July 1991 through January 1994, Mr. Neeb was President and Chief Executive Officer of Spaghetti Warehouse, Inc., a restaurant company. Mr. Neeb also served as Chairman of the Board of Burger King Corporation from September 1980 to June 1982. From January 2008 to present, Mr. Neeb has also served as a director of Denny’s Corporation. Mr. Neeb also served as a member of the board of directors of both the Franchise Finance Corporation of America, a publicly-traded real estate trust that provides real estate for restaurants from 1994 through 2001, and Silver Diner, Inc., a restaurant company, from 1994 to 2007. Mr. Neeb is the Chairman of our Nominating/Corporate Governance Committee.

CYNTHIA PHARR LEE was elected as an independent director of the Company in August 1994. Since 1993, Ms. Pharr Lee has served as President of C. Pharr & Company, a communications and marketing consulting firm. A co-founder of Texas Women Ventures Fund, Ms. Pharr Lee serves on the Fund’s Investment Advisory Committee Ms. Pharr Lee is a former President of Executive Women of Dallas and National Chairman of the Counselor’s Academy of the Public Relations Society of America. From May 1989 through February 1993, Ms. Pharr Lee was President and Chief Executive Officer of Tracy Locke/Pharr Public Relations, a division of Omnicom, a New York Stock Exchange listed company. From August 1986 through April 1989, Ms. Pharr Lee was President and Owner of C. Pharr & Company, a public relations agency. Ms. Pharr Lee served as a Director of Spaghetti Warehouse, Inc., a restaurant company, from August 1991 through January 1999. In 2008, Ms. Pharr Lee was elected to the board of directors of Behringer Harvard Opportunity REIT II, Inc., a real estate investment trust.

BRUCE M. SWENSON was elected as an independent director of the Company in June 2011. Mr. Swenson currently serves as a Managing Director for the investment banking firm Stephens Inc. Prior to joining Stephens Inc. in 1999, Mr. Swenson served as Senior Managing Director for the investment banking firm Everen Securities, Inc. from 1998 to 1999. From 1992 to 1998, Mr. Swenson worked for Principal Financial Securities, Inc., an investment banking firm, where he was Senior Vice President and head of the Corporate Finance Department from 1996 to 1998. Mr. Swenson was a Senior Vice President at Southwest Securities, Inc., an investment banking firm, from 1990 to 1992. From 1980 to 1990, Mr. Swenson was a Senior Vice President and Managing Director at Rotan Mosle Inc., an investment banking firm. Mr. Swenson was an accountant from 1976 to 1980 at Peat Marwick, a public accounting firm and a predecessor firm to KPMG LLP, where he worked in the audit and private business advisory departments. Mr. Swenson is the Chairman of our Audit Committee.

WALTER TYREE was elected as an independent director of the Company in June 1997. Since September 2006, Mr. Tyree has served as Regional Restaurant Vice President of CBRL Group, Inc., a holding company that, through its subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store. Mr. Tyree was Chief Operating Officer of Boston Market Corporation, a restaurant company, from March 2004 until June 2005. He previously held the positions of Divisional President for Boston Market from October 1999 until March 2004, and Vice President of Operations for Boston Market from October 1998 until October 1999. Mr. Tyree served as Chief Operating Officer of BCBM Southwest, Inc., a Boston Market franchisee, from January 1993 until October 1998. From 1975 to 1992, Mr. Tyree served in various positions with Steak and Ale, a restaurant company, including serving as a Regional Director.

RAYMOND E. WOOLDRIDGE was elected as an independent director of the Company in June 1997. Mr. Wooldridge currently serves as a Lead Director of Westwood Holdings Group, Inc., a New York Stock Exchange listed company, and Westwood Trust Company. Mr. Wooldridge previously served as Vice Chairman of the Board of Governors of the National Association of Securities Dealers, Chairman of the National Securities Clearing Corporation and as a director of Security Bank, N.A. Mr. Wooldridge also served as Vice Chairman and Chairman of the Executive Committee of Southwest Securities Group, Inc., a publicly traded securities firm, from 1996 to 1999, and as President, Chief Operating Officer and Chief Executive Officer thereof from 1986 until 1996. Prior thereto, from 1964 through 1986, Mr. Wooldridge served in various positions with Eppler, Guerin and Turner, Inc., a regional brokerage and investment banking firm, most recently as the firm’s President and Chief Executive Officer. Mr. Wooldridge serves as Chairman of the Board of Reeves Bancshares, Inc., the

holding company for Stockmans Bank with offices in Southwest Oklahoma and Dallas. From 1993 to 2009, Mr. Wooldridge served as a director of Davidson Cos., Inc. Mr. Wooldridge also served as a director of Davidson Trust Company from 2001 to 2005. Mr. Wooldridge is the Lead Independent Director of the Board of Directors and the Chairman of our Compensation Committee.

Except as set forth above, none of the directors of the Company hold, or held within the past five years, directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Qualifications of Directors

The Nominating/Corporate Governance Committee believes that the directors have the requisite integrity, independence, business and analytical skills, and forthrightness, as well as a willingness to devote appropriate time and attention to the Company’s affairs, work as a team, and represent the interests of all of the stockholders. In addition, the Nominating/Corporate Governance Committee believes that the directors possess, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill the Board of Director’s duties and to achieve its objectives. The Nominating/Corporate Governance Committee also believes that the Board of Directors is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company.

In addition, the Nominating/Corporate Governance Committee also considers certain individual characteristics and qualifications of the directors. Mr. Frank has extensive restaurant operations experience, highly specialized family dining and entertainment industry experience and leadership skills. Mr. Frank possesses approximately 40 years of significant restaurant operations experience, including 29 years of experience with the Company, bringing substantial knowledge to the Board of Directors regarding operational issues and a unique understanding of what is required to successfully operate in the family dining and entertainment industry. Mr. Frank served as Chief Executive Officer of the Company for over 20 years and brings to the Board of Directors exceptional leadership qualities in his role as Executive Chairman.

General (ret) Franks has extensive leadership and international experience obtained throughout his over 35 year military career. General (ret) Franks is a retired four-star General who served as Commander-in-Chief for the United States Central Command responsible for leading American and Coalition troops in Operation Enduring Freedom in Afghanistan and Operation Iraqi Freedom in Iraq. As the Company continues to expand internationally, the Board of Directors will continue to seek the guidance of General (ret) Franks in formulating the Company’s global strategic direction.

Mr. Magusiak has extensive restaurant industry experience, highly specialized family dining and entertainment industry experience, accounting experience and leadership skills. Mr. Magusiak possesses significant restaurant industry experience, including approximately 25 years of experience with the Company. During Mr. Magusiak’s tenure with the Company, he has served in such capacities as Chief Executive Officer, President, Chief Financial Officer, Treasurer and Controller, providing the Board of Directors with a unique understanding of what is required to successfully operate in the family dining and entertainment industry. In addition, Mr. Magusiak is a Certified Public Accountant.

Mr. Morris has the ability to provide valuable insight to the Board of Directors regarding accounting, tax and financial reporting matters, and has experience in the finance industry. Mr. Morris brings to the Board of Directors over 20 years of experience at various public accounting firms, including Deloitte & Touche where he was Office Managing Partner. Mr. Morris also has the ability to serve as a member of the Company’s Audit Committee and as an “audit committee financial expert.” In addition, Mr. Morris has over 20 years of private equity experience and has been President of two investment firms. The Board of Directors relies on Mr. Morris to provide it with key strategic input regarding decisions related to evaluating and accessing the capital markets.

Mr. Neeb has extensive restaurant operations experience and leadership skills. Mr. Neeb possesses over 35 years of significant restaurant industry experience bringing substantial knowledge to the Board of Directors regarding issues facing companies in the restaurant industry. In addition, Mr. Neeb has served as Chief Executive Officer at Mexican Restaurants, Inc. and Spaghetti Warehouse, Inc. and is currently serving on the Board of Directors of Denny’s Corporation, bringing to the Board of Directors substantial leadership experience.

Ms. Pharr Lee has leadership skills and extensive marketing, public relations and issues management experience. Ms. Pharr Lee has served as Chief Executive Officer/President at several public relations firms and counseled numerous restaurant companies, bringing to the Board of Directors exceptional leadership qualities. In addition, Ms. Pharr Lee is able to offer unique insight and direction to the Board of Directors regarding the Company’s public relations strategy and risk management because she has more than 20 years of experience in corporate counseling and ongoing board education in risk management and governance.

Mr. Swenson has experience in the financial services and accounting industries. Mr. Swenson has over 30 years of experience in the investment banking industry and has served in senior leadership roles at several investment banking firms. Mr. Swenson also has accounting experience and was formerly a Certified Public Accountant with Peat Marwick, a public accounting firm and a predecessor firm to KPMG LLP. Mr. Swenson also has the ability to serve as a member of the Company’s Audit Committee and as an “audit committee financial expert.”

Mr. Tyree has extensive restaurant operations experience. Mr. Tyree possesses over 30 years of significant restaurant operations experience at various companies including Steak & Ale, Boston Market Corporation and CBRL Group, Inc., bringing substantial knowledge to the Board of Directors regarding operational issues. Specifically, during Mr. Tyree’s tenure at Steak & Ale, Mr. Tyree was promoted from an assistant manager to a regional director, spending 18 years in various operational leadership positions. At Boston Market Corporation, during Mr. Tyree’s time as an area developer in Texas, he grew the Boston Market concept by 70 units in five years. In addition, during his 13 year tenure at Boston Market Corporation, Mr. Tyree consolidated all of the company’s area developers into one operational platform nationwide, as well as assembled and managed an operations field leadership, training group and human resources department. During the last six years, Mr. Tyree has been focused on field operations leadership at CRBL Group, Inc. as a Regional Vice President.

Mr. Wooldridge has experience in the finance industry. Mr. Wooldridge has over 30 years of experience in the securities and investment banking industry and served as President and Chief Executive Officer at two securities firms. The Board of Directors relies on Mr. Wooldridge to provide it with key strategic input regarding decisions related to evaluating and accessing the capital markets.

Meetings and Committees of the Board of Directors

Director Independence

It is the policy of the Company that a majority of the Board of Directors consists of non-employee directors who meet the criteria for independence required by the listing standards of the New York Stock Exchange. The Board of Directors has determined that all of the following non-employee directors are independent under these standards: General (ret) Tommy Franks, Tim T. Morris, Louis P. Neeb, Cynthia Pharr Lee, Bruce M. Swenson, Walter Tyree, and Raymond E. Wooldridge. The Board of Directors has also determined that each of Tim T. Morris and Bruce M. Swenson is an “audit committee financial expert” as defined by the SEC.

Meetings

Thirteen meetings of the Board of Directors were held during 2013. During 2013, all directors attended at least 75% of the aggregate number of meetings of the Board of Directors and all committees on which they served. The non-employee directors also meet periodically in executive session without management present. The Company’s Lead Independent Director, Raymond E. Wooldridge, serves as the presiding director at all executive sessions of the Board of Directors.

Committees

The Board of Directors has established a Nominating/Corporate Governance Committee, an Audit Committee and a Compensation Committee. The responsibilities and composition of each of these committees are described below. The charters for the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee may be viewed on our website at http://www.chuckecheese.com under “Investor Relations–Governance.”

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee currently consists of five directors, each of whom is independent as defined by the listing standards of the New York Stock Exchange. The Nominating/Corporate Governance Committee is responsible for: (a) identifying individuals qualified to become members of the Board of Directors and recommending a group of director nominees to the Board of Directors for each annual meeting of the Company’s stockholders; (b) ensuring that the Audit, Compensation and Nominating/Corporate Governance Committees of the Board of Directors have the benefit of qualified and experienced independent directors; (c) developing and recommending to the Board of Directors a set of effective corporate governance guidelines applicable to the Company; (d) overseeing the evaluation of the Board of Directors and management; (e) recommending the director who should fill the Lead Independent Director role; and (f) taking a leadership role in shaping the Company’s corporate governance.

Under its charter, the Nominating/Corporate Governance Committee is also charged with, among other things, the following responsibilities:

•	annually develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company, including policies on the size and composition of the Board of Directors, and review and reassess the adequacy of such guidelines and recommend to the Board of Directors any changes deemed appropriate;

•	review possible candidates for Board of Directors membership consistent with the Board of Directors’ criteria for selecting new directors as set forth in the Corporate Governance Guidelines;

•	annually recommend for approval by the Board of Directors, a slate of nominees (a majority of whom shall be independent) for the Board of Directors at the annual meeting of the Company’s stockholders;

•	in the event of a vacancy on the Board of Directors in between annual meetings of the Company’s stockholders, recommend for approval by the Board of Directors nominees to fill such vacancy, ensuring that a majority of the directors are independent;

•	recommend directors to be selected for membership on Board of Directors committees;

•	perform Board of Directors performance evaluations on an annual basis;

•	develop management succession plans;

•	review senior management organizational matters;

•	maintain agendas and minutes of its meetings and provide periodic reports on its activities to the Board of Directors;

•	at least annually conduct a self-evaluation to assess the effectiveness of the Nominating/Corporate Governance Committee; and

•	to perform any other activities consistent with its charter, the Company’s Articles of Incorporation and Bylaws, and governing laws as the Nominating/Corporate Governance Committee or the Board of Directors deems appropriate.

For further discussion of the Nominating/Corporate Governance Committee’s consideration of nominees for director, see “Corporate Governance–Nominations of Directors.”

The Nominating/Corporate Governance Committee held four meetings in 2013. During 2013, the committee was comprised of General (ret) Franks and Messrs. Neeb, Swenson, Tyree and Wooldridge. Mr. Neeb is the current Chairman of the Nominating/Corporate Governance Committee.

Audit Committee

The Audit Committee currently consists of five directors, each of whom is independent as defined by the listing standards of the New York Stock Exchange and applicable SEC regulations. Additionally, the Board of Directors has determined that Messrs. Morris and Swenson, are “audit committee financial experts” as defined under the rules of the SEC. The Audit Committee provides assistance to the directors in fulfilling their fiduciary responsibility to the stockholders, potential stockholders, and investment community relating to corporate accounting and financial controls, risk assessment and risk management policies, compliance with legal and regulatory requirements, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.

The primary role of the Audit Committee is to provide financial oversight. Our management is responsible for preparing financial statements, and our independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee does not provide any expert or special assurance or certifications as to our financial statements or as to the work of our independent registered public accounting firm. The Audit Committee is directly responsible for the selection, engagement, compensation, retention and oversight of our independent registered public accounting firm.

The Audit Committee’s responsibilities also include, but are not limited to, the following:

•	the selection of the independent auditors, considering their independence and effectiveness, the approval of the fees and other compensation to be paid to the independent auditors and the establishment of hiring policies for employees and former employees of the Company’s independent auditors;

•	the review of the scope of the proposed audit for the current year, and at the conclusion of the audit, reviewing such audit with the independent auditors and financial management of the Company;

•	the review with the independent auditors, the Company’s internal auditors and financial and accounting personnel of the quality of accounting principles applied in the financial statements as well as the adequacy and effectiveness of the accounting and financial controls of the Company;

•	the review, at least annually, of a report by the independent auditors describing their internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the independent auditors or by any governmental inquiry or investigation within the preceding five years and any steps taken by the independent auditors to address any such issues;

•	the review of the Company’s annual audited financial statements and the recommendation that such statements be filed in the Form 10-K with the SEC and New York Stock Exchange;

•	the review with financial management of the quarterly Form 10-Q prior to its filing and the review of earnings press releases and earnings guidance prior to their release to the public, analysts and other third parties;

•	the review of the regular internal reports to management prepared by the internal auditing department;

•	investigation of any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate;

•	the annual review and reassessment of the adequacy of the Audit Committee’s Charter;

•	at least annually, the conduct of a self-evaluation to assess the effectiveness of the Audit Committee;

•	the review with management of the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies; and

•	the preparation of a report as required by the rules of the SEC for inclusion in the Company’s annual proxy statement.

The Audit Committee has established a procedure whereby complaints or concerns regarding accounting, internal controls or auditing matters may be submitted anonymously to the Audit Committee by email at auditcomm@cecentertainment.com.

The Audit Committee held four meetings in 2013. During 2013, the committee was comprised of Ms. Pharr Lee and Messrs. Morris, Neeb, Swenson and Wooldridge. Mr. Swenson is the current Chairman of the Audit Committee.

Compensation Committee

The Compensation Committee currently consists of five directors, each of whom is independent as defined by the listing standards of the New York Stock Exchange, qualifies as a “non-employee director” for purposes of the Exchange Act and satisfies the requirements of an “outside director” for purposes of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder. The Compensation Committee is responsible for approving the compensation, including performance bonuses, payable to the executive officers of the Company, and administering the Company’s equity compensation plans (collectively, the “Employee Stock Plans”).

The Compensation Committee acts on behalf of the Board of Directors to establish or recommend the compensation of executive officers of the Company and to provide oversight of our overall compensation programs and philosophy. The Compensation Committee also acts as the oversight committee with respect to the Company’s Employee Stock Plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents. The Compensation Committee may delegate authority for day-to-day administration of the Employee Stock Plans to officers of the Company. However, the Compensation Committee may not delegate any authority under those plans for matters affecting the compensation of our employees, including our executives.

In view of the current economic and financial environment, the Compensation Committee has reviewed the design and operation of the Company’s incentive compensation arrangements, including the performance objectives and target levels used in connection with incentive awards, with management and evaluated the relationship between the Company’s risk management policies and practices and these arrangements. The Compensation Committee believes that the combination of cash and equity incentives reflected in the Company’s executive compensation program is consistent with the Company’s agreed-upon risk profile as maintained by these policies and practices and does not encourage our executives to take excessive or unnecessary risks that threaten the value of the Company.

In this regard, the performance objectives contained in our annual incentive compensation plan have been balanced with those contained in our long-term incentive compensation plan to ensure that both are aligned and consistent with our long-term business plan, our mix of equity-based awards have been allocated to ensure an appropriate combination of incentive and retention objectives, and our stock ownership guidelines have been established to ensure that the interests of our executives have been aligned with the interests of our stockholders.

The Compensation Committee is also responsible for, among other things, the following:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and Chief Executive Officer, evaluating their performance in light of these goals and objectives, and setting their compensation based on this evaluation;

•	evaluating the performance of and determining the compensation for executives at the level of Senior Vice President and above based on such evaluation;

•	establishing the Company’s cash and equity compensation plans and seeking Board of Director approval for any material changes;

•	reviewing and recommending the Board of Directors’ approval of all executive officers’ employment agreements and separation/severance agreements;

•	establishing and periodically reviewing policies for the administration of executive compensation programs, reviewing on a periodic basis the operation of the Company’s executive compensation programs to determine whether they are properly coordinated, and reviewing new executive compensation programs;

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board of Directors with equity ownership in the Company encouraged;

•	periodically reviewing the Company’s policies and procedures with respect to employee loans (if any), provided that the committee shall not approve any arrangement in which the Company, directly or indirectly, extends or maintains credit, arranges for the extension of credit, or renews an extension of credit, in the form of a personal loan to or for any director or executive officer (or the equivalent thereof) of the Company;

•	annually reviewing and reassessing the adequacy of the Compensation Committee’s Charter and recommending any proposed changes to the Board of Directors for approval;

•	reviewing and implementing appropriate procedures to enable the Company to attempt to follow the requirements of Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, any Internal Revenue Service rulings, pronouncements, procedures or other administrative guidance and all applicable judicial authority relating thereto with respect to the deduction of certain performance-based compensation payable to the Executive Chairman, Chief Executive Officer and other executive officers;

•	at least annually conducting a self-evaluation to assess the effectiveness of the Compensation Committee;

•	reviewing and discussing the Company’s Compensation Discussion and Analysis section with management and, recommending to the Board of Directors that it be included in the Company’s Form 10-K or proxy statement, as applicable; and

•	preparing a report on executive compensation as required by the rules of the SEC for inclusion in the Company’s annual proxy statement.

The Compensation Committee met seven times in 2013. During 2013, the Compensation Committee agendas were established in consultation with the committee chair and Mr. Frank, our Executive Chairman. The Compensation Committee also periodically met in executive session without management present following the Compensation Committee meetings. In 2013, at the request of the Compensation Committee, Messrs. Frank and Magusiak provided the Compensation Committee with a performance assessment and compensation recommendations for each of the Company’s executive officers other than themselves. Those recommendations were then considered by the Compensation Committee, along with an executive compensation analysis from Longnecker & Associates, an independent executive compensation consulting firm retained by the Compensation Committee. As required under applicable SEC rules, the Company has reviewed the relationships among its compensation consultant, Longnecker & Associates, and the Company and its directors and executives officers in order to assess whether the work done by Longnecker & Associates raised any conflicts of interest. The Company did not identify any such conflicts of interest in its inquiry of these parties as a part of this assessment. In 2013, Mr. Frank typically attended the Compensation Committee meetings, but he was not present for the executive sessions nor for any discussion of his own compensation.

The Compensation Committee’s processes for establishing and overseeing executive compensation and the role of the Company’s compensation consultant are discussed further in the “Compensation Discussion and Analysis” section below.

During 2013, the Compensation Committee was comprised of Ms. Pharr Lee, General (ret) Franks, and Messrs. Morris, Tyree and Wooldridge. Mr. Wooldridge is the current Chairman of the Compensation Committee.

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee members (Ms. Pharr Lee, General (ret) Franks, and Messrs. Morris, Tyree and Wooldridge) has ever been an officer or employee of the Company, nor has any of them had any relationship requiring disclosure by the Company under any paragraph of Item 404 of Regulation S-K. There have been no relationships during the last fiscal year requiring disclosure by the Company under any paragraph of Item 407(e)(4) of Regulation S-K.

Stockholder Communications with the Board of Directors

The Board of Directors has established a means by which stockholders and interested parties may communicate directly with the Board of Directors or individual members of the Board of Directors. Stockholders may contact the Board of Directors or any committee of the Board of Directors by sending an email to the non-management directors as a group at nonmanagementdirectors@cecentertainment.com or to one of the committees at auditcomm@cecentertainment.com, corpgovcomm@cecentertainment.com or compcomm@cecentertainment.com. Communications will be distributed to the Board of Directors, as appropriate, based on the facts and circumstances outlined in the communication. This policy and procedure is also posted on the Company’s website at http://www.chuckecheese.com under “Investor Relations – Governance.”

CORPORATE GOVERNANCE

Board Leadership Structure and Risk Oversight

Our Company is led by Michael H. Magusiak and Richard M. Frank. Messrs. Magusiak and Frank have a combined tenure with the Company of over 50 years. Mr. Magusiak served as President of the Company from June 1994 to December 2008 and since December 2008 has served as President and Chief Executive Officer of the Company. Mr. Magusiak has been a member of the Board of Directors since 1988. Mr. Frank served as Chairman of the Board of Directors and Chief Executive Officer of the Company from March 1986 to December 2008 and since December 2008 has served as Executive Chairman of the Board of Directors and remained as an employee of the Company. The Company’s Board of Directors is currently comprised of Mr. Magusiak, Mr. Frank and seven independent directors.

In December 2008, based upon the recommendation of the Nominating/Corporate Governance Committee, the Board of Directors approved the separation of the positions of Chief Executive Officer and Chairman of the Board upon the promotion of Mr. Magusiak to Chief Executive Officer. The Board of Directors believes that by separating the duties of Executive Chairman of the Board from the President and Chief Executive Officer it is able to achieve a greater degree of independence in terms of the leadership of the Board of Directors without losing the benefit of Mr. Frank’s long tenure with the Company and leadership capabilities. Further, the Board of Directors believes this separation improves the Board’s oversight of management, provides greater accountability of management to stockholders and allows the President and Chief Executive Officer to focus on managing the Company’s business, while allowing the Executive Chairman to focus on more effectively leading the Board of Directors and overseeing the Company’s general strategic direction.

During 2009 and 2010, the Nominating/Corporate Governance Committee evaluated the Company’s corporate governance policies and determined that it would be desirable to implement a counterbalancing governance structure since the Executive Chairman of the Board is a former Chief Executive Officer of the Company and still employed with the Company. In February 2010, based upon the recommendation of the Nominating/Corporate Governance Committee, the Company amended its Corporate Governance Guidelines to provide for the annual appointment of a Lead Independent Director by the Company’s independent directors for a one-year term. Since February 2010, Raymond E. Wooldridge has served as the Company’s Lead Independent Director. The Board of Directors believes that a Lead Independent Director improves corporate governance and strengthens the integrity of the Board of Directors by ensuring that a strong, independent director helps guide the Board of Directors and provides independent oversight of management. Further, the Company’s Lead Independent Director helps facilitate dialogue between the Board of Directors and stockholders by specifically identifying an independent director available for consultation and communication.

Pursuant to the Company’s Amended and Restated Bylaws (the “Bylaws”), the Chairman of the Board of Directors is responsible for (a) presiding over all meetings of the Board of Directors and stockholders and (b) setting the agendas for all Board of Director and stockholder meetings. Pursuant to the Company’s Corporate Governance Guidelines, the Lead Independent Director (a) has the separate authority to call for and conduct executive sessions of the Board of Directors at which only outside, independent directors are permitted to be present, along with other persons invited to attend such sessions by the Lead Independent Director or a majority of the outside, independent directors, (b) presides at all meetings of the Board of Directors at which the Executive Chairman of the Board is not present, including executive sessions of independent directors, (c) serves as a liaison between the Executive Chairman and the independent directors, (d) approves meeting agendas and materials sent to the Board of Directors that are initially prepared by or under the direction of the Executive Chairman, (e) approves meeting schedules that are initially prepared by the Executive Chairman in order to assure that there is sufficient time for discussion of all agenda items, (f) makes recommendations to the Executive Chairman or the Board of Directors regarding matters for consideration by the Board of Directors and (g) if requested by major stockholders, is available for consultation and direct communication.

The Board of Directors has three standing committees: Audit, Compensation and Nominating/Corporate Governance. Each of the committees is comprised solely of independent directors, with each of the three committees having a separate chair. While the Audit Committee has primary responsibility for risk oversight, both our Audit Committee and our entire Board of Directors are actively involved in risk oversight on behalf of the Company and both receive a report on the Company’s risk management activities from our executive management team on a regular basis. Members of both the Audit Committee and the Board of Directors also engage in periodic discussions with our Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, General Counsel and other officers of the Company as they deem appropriate to ensure that risk is being properly managed at the Company. In addition, each of the committees of the Board of Directors considers risks associated with its respective area of responsibility. For example, the Company’s Compensation Committee considers the risks that may be associated with how the Company’s executive compensation programs are structured and the Company’s Nominating/Corporate Governance Committee is responsible for ensuring the Company’s corporate governance practices are structured in a way that ensures the Board of Directors is able to execute on its risk oversight responsibilities effectively.

Corporate Governance Guidelines

The Board of Directors, based upon the recommendation of the Nominating/Corporate Governance Committee, has adopted the CEC Entertainment, Inc. Corporate Governance Guidelines which are designed to assure that the Board of Directors will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of the Company’s management. The Corporate Governance Guidelines are also intended to align the interests of directors and management with those of our stockholders. Among other matters, the Corporate Governance Guidelines include the following items concerning the Board of Directors:

•	establishes the general practices the Board of Directors will follow with respect to making decisions regarding board composition and selection, board meetings and involvement of senior management in board meetings, board committees and director compensation;

•	sets forth the authority, responsibilities and duties of the Lead Independent Director;

•	limits director service on other public boards to a maximum of four;

•	requires a director to submit his or her resignation to the Board in the event of a substantial change in the director’s principal occupation or business during his or her tenure;

•	establishes minimum Company stock ownership requirements for certain executive management as well as non-employee directors;

•	oversees the annual evaluation of the effectiveness of the Board;

•	requires annual review of the Company’s executive management succession plans by the Nominating/Corporate Governance Committee in consultation with the Chief Executive Officer and Executive Chairman; and

•	encourages continuing education and training for directors.

Stockholder Access to Corporate Governance Information

The Corporate Governance Guidelines, as well as the charters for the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee may be viewed on our website at http://www.chuckecheese.com under “Investor Relations – Governance” and are available in print to any stockholder who requests them from the Company.

The Code of Business Conduct and Ethics applicable to all of our directors and employees may be viewed on our website at http://www.chuckecheese.com under “Investor Relations – Governance” and is available in print to any stockholder who requests it from the Company. We will disclose any amendments to or, with respect to directors and executive officers, waivers from the Code of Business Conduct and Ethics on the Company’s website.

The Code of Ethics applicable to our Chief Executive Officer, President and senior financial officers may be viewed on our website at http://www.chuckecheese.com under “Investor Relations – Governance” and is available in print to any stockholder who requests it from the Company. We will disclose any amendments to or waivers from the Code of Ethics on the Company’s website.

Director Attendance; Access to Management and Outside Consultants

Directors are expected to attend all meetings of the Board of Directors and each committee on which they serve, and the Board of Directors encourages all its members to attend each annual meeting of stockholders. In April 2013, the entire Board of Directors was present at the 2013 annual meeting of stockholders.

Non-employee directors have access to individual members of management or to other employees of the Company on a confidential basis. Directors are authorized to conduct independent investigations and to hire outside consultants or experts at the Company’s expense. Directors also have access to our records and files, and directors may contact other directors without informing management of the purpose or even the fact of such contact.

Nominations of Directors

The Nominating/Corporate Governance Committee identifies, considers and, if appropriate, recommends candidates for election to the Board of Directors, whether such candidate is submitted by a director, management or a stockholder. In making its selection of candidates to recommend for election, the Nominating/Corporate Governance Committee seeks persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company. Although no search firm has been used to date, the Nominating/Corporate Governance Committee may engage a search firm to assist in identifying qualified candidates.

The minimum qualifications that the Nominating/Corporate Governance Committee believes must be met for a candidate to be nominated include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to the Company’s affairs. Candidates should also demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all the stockholders rather than those of a specific constituency.

Specifically, in identifying and evaluating nominees for director, the Nominating/Corporate Governance Committee seeks to ensure that the Board of Directors possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board of Directors is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating/Corporate Governance Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if his or her election would further the goals described above, the Nominating/Corporate Governance Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint, industry knowledge and the qualifications described above.

The Nominating/Corporate Governance Committee believes that significant consideration should be given to having a diversity of backgrounds, skills, and perspectives among the directors. In the selection of directors, the Nominating/Corporate Governance Committee may consider the diversity of Board of Directors membership in terms of expertise, age, gender, race, education, experience, knowledge, and other attributes which contribute to the Board of Directors’ diversity.

The Nominating/Corporate Governance Committee will consider director candidates recommended by stockholders. If a stockholder has a suggestion for candidates for election to the Board of Directors at the 2014 annual meeting of stockholders, the recommendation must have been submitted in writing to the General Counsel, Jay Young, of the Company at 4441 West Airport Freeway, Irving, Texas 75062, not earlier than the close of business on December 31, 2013 and not later than the close of business on January 30, 2014 to allow the Nominating/Corporate Governance Committee sufficient time to evaluate the candidate and his or her qualifications. Submissions should include each of the following:

•	the name and record address of the stockholder and beneficial owner, if any, submitting a candidate;

•	the number of shares of Common Stock and any derivative instruments with a right to acquire any underlying Common Stock that are owned beneficially or of record by the stockholder and such beneficial owner;

•	any direct or indirect opportunity that the stockholder has to profit from any increase or decrease in the value of the Shares of the Company;

•	any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any Shares of the Company;

•	any rights to dividends on the Shares of the Company owned beneficially by the stockholder that are separated or separable from the underlying Shares of the Company;

•	any proportionate interest in Shares of the Company or derivative instruments held, directly or indirectly, by a general or limited partnership in which the stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

•	any performance related fees that the stockholder is entitled to based on any increase or decrease in the value of Shares of the Company or derivative instruments;

•	all other information relating to the stockholder and beneficial owner, if any, that is required to be disclosed in the proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act;

•	all information relating to each individual to be nominated that is required to be disclosed in solicitations for proxies in an election of directors pursuant to Regulation 14A under the Exchange Act;

•	a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, any other material relationships, between or among the stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert; and

•	for each nominee for election to the Board of Directors, a complete and signed questionnaire, representation and agreement as required by the Company’s Bylaws.

The Nominating/Corporate Governance Committee may request that the stockholder submitting the proposed nominee furnish additional information to determine the eligibility and qualifications of such candidate to serve as a director of the Company. The Nominating/Corporate Governance Committee intends to apply the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board of Directors.

EXECUTIVE OFFICERS

The following table sets forth the names and certain other information regarding the executive officers of the Company as of February 4, 2014:

Name	Age	Position	Year First Elected as Executive Officer
Richard M. Frank	66	Executive Chairman	1985
Michael H. Magusiak	57	President and Chief Executive Officer	1988
J. Roger Cardinale	54	Executive Vice President, Development and Purchasing; President, International	1999
Randy G. Forsythe	51	Executive Vice President, Director of Operations	2008
Tiffany B. Kice	46	Executive Vice President, Chief Financial Officer and Treasurer	2010
Laurie E. Priest	40	Vice President, Controller	2012

We refer to Messrs. Frank, Magusiak, Cardinale and Forsythe and Ms. Kice collectively as our “named executive officers” in this Information Statement. Additionally, Mr. Scott A. McDaniel served as the Company’s Executive Vice President, Chief Marketing Officer until November 4, 2013. As Mr. McDaniel would have been one of our “named executive officers” had he been employed at the Company on December 29, 2013, we have included Mr. McDaniel’s 2013 compensation in this Information Statement.

A brief description of the business experience of each of the executive officers of the Company (other than Messrs. Frank and Magusiak, whose biographical information is set forth under “Board of Directors”) is set forth below:

J. ROGER CARDINALE has served as Executive Vice President of Development and Purchasing of the Company since December 1999. In 2013, he was named President of the Company’s International Division. He previously served as Senior Vice President of Purchasing from March 1998 to December 1999 and Senior Vice President of Real Estate from January 1999 to December 1999. From January 1993 to March 1998, he served as Vice President of Purchasing and, from September 1990 to January 1993, he served as Director of Purchasing. Mr. Cardinale also held various other positions with the Company from November 1986 to September 1990.

RANDY G. FORSYTHE has served as Executive Vice President, Director of Operations of the Company since September 2008. Prior to that time he served as Senior Vice President from February 2000 to September 2008. Mr. Forsythe served as a Regional Vice President from November 1997 to February 2000. From November 1982 to November 1997, Mr. Forsythe held various positions in operations with the Company.

TIFFANY B. KICE has served as Executive Vice President, Chief Financial Officer and Treasurer of the Company since August 2010. From September 1995 to August 2010, Ms. Kice was employed by KPMG LLP, a public accounting firm, where she served as an Audit Partner from October 2006 through August 2010. During her tenure at KPMG, Ms. Kice performed financial statement audits, audits of internal controls, and other related services for several large public companies, including a significant number of multi-location companies in the restaurant and retail industries. Ms. Kice is a Certified Public Accountant.

LAURIE E. PRIEST has served as Vice President, Controller of the Company since March 2012. Prior to joining the Company, Ms. Priest served as Manager of Accounting Standards at Kimberly-Clark Corporation, a New York Stock Exchange listed company engaged in the manufacturing and marketing of essential products, from January 2010 to February 2012. From October 2003 to November 2009, Ms. Priest held various financial positions including Director, Financial Reporting with Centex Corporation (a predecessor to PulteGroup, Inc.), a New York Stock Exchange listed company in the residential homebuilding and mortgage lending industry. From September 1996 to October 2003, Ms. Priest worked for public accounting firms, where she held various roles, including most recently Audit Senior Manager with KPMG LLP. Ms. Priest is a Certified Public Accountant.

SCOTT A. MCDANIEL served as Executive Vice President, Chief Marketing Officer of the Company from October 2011 to November 2013. From 1996 to 2011, Mr. McDaniel was employed by PepsiCo, Inc., a global food, snack and beverage company, where he held various sales and marketing leadership roles with respect to some of PepsiCo’s largest food and beverage customers, including most recently serving as Vice President/GM National Sales for PepsiCo’s Walmart customer team.

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis, we discuss our compensation objectives, our decisions and the rationale behind those decisions relating to 2013 compensation for our named executive officers. The discussion and analysis also contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts. This discussion and analysis also explains the current compensation policies of the Company, which may change in the future in certain circumstances that the Board of Directors or the Compensation Committee consider advisable. A majority of the votes cast by stockholders in an advisory “say on pay” vote were voted in favor of our 2012 executive compensation at our 2013 annual meeting of stockholders.

Objectives of Our Compensation Program

The objectives of our compensation program include the following:

•	attract, retain and motivate executive officers and other employees to successfully implement our strategic plan and enhance stockholder value, through the use of both short and long-term incentives that reward individual and Company performance;

•	structure compensation based on performance measures intended to reward performance, which we believe creates value for stockholders; and

•	promote an ownership mentality and ensure senior management continuity among our officers and employees through the use of equity-based compensation that more closely aligns the interests of the executives with those of our stockholders.

Our ability to hire and retain executives with the requisite skills and experience to implement our strategic plan is essential to our success on behalf of our stockholders. The goals encompassed in our strategic plan include both improving sales and profits from our existing stores and increasing the number of Company-owned and franchise stores. We believe that if we successfully execute this strategic plan, we can enhance stockholder value by increasing our free cash flow over the long-term through increased earnings and careful management of capital expenditures.

We believe that our success in recruitment and retention of executives is dependent upon our ability to offer a work environment in which our executives can find attractive career challenges and opportunities. We also understand that our executives have a choice regarding where they pursue their careers, and that the compensation we offer plays a significant role in their decision to work for the Company.

What Our Compensation Program Is Designed to Reward

Our executive compensation program is designed to reward strong financial performance of the Company that results from quality execution of our strategic plan on both a short-term and long-term basis. In addition, we want to reinforce those core values that we believe help us achieve our strategic goals, including teamwork, integrity, and the importance we place on each individual.

Elements of Our Compensation Program and Why We Pay Each Element

Our compensation program is primarily comprised of three elements: base salaries, cash bonuses and long-term equity-based incentive compensation.

Base Salaries. We pay base salary in order to recognize each executive officer’s unique value and historical contributions to the Company’s success. In establishing base salaries, the Compensation Committee considers salary norms in the industry and the general marketplace, base salaries offered by companies that we compete with for executive talent and the executive’s position and level of responsibility.

Cash Bonuses. We include cash bonuses as part of our compensation program because we believe this element of compensation helps to focus executive officers on achieving, and motivates executive officers to achieve, key corporate objectives by rewarding the achievement of these objectives. We also believe it is necessary in order to offer a competitive total remuneration package.

Our cash bonuses are an integral component of compensation that link and reinforce executive decision-making and performance with the objectives of the Company. The Compensation Committee may award cash bonuses through the Incentive Bonus Plan or on a discretionary basis. Our Incentive Bonus Plan provides annual cash bonuses to our named executive officers and other eligible employees based upon comparable store sales and diluted earnings per share results for the applicable fiscal year. Each executive’s bonus under our Incentive Bonus Plan represents an amount equal to a specified percentage of the executive’s gross base salary.

Long-Term Equity-Based Incentive Compensation. Long-term equity-based incentive compensation is an element of our compensation policy because we believe it aligns executive officers’ interests with the interests of the Company’s stockholders, rewards long-term performance, is required in order for us to be competitive from a total remuneration standpoint, encourages executive retention and provides executives the opportunity to share in the long-term performance of the Company.

We currently issue restricted stock with typically a four-year ratable vesting schedule. By typically providing a four-year ratable vesting schedule, the recipients of the restricted stock have an incentive to remain employed over the vesting period. For several years, the Compensation Committee has also included a performance-based component to restricted stock awards to Messrs. Frank and Magusiak. In February 2013, the Compensation Committee approved a performance-based criterion for the restricted stock grants to the named executive officers other than Messrs. Frank and Magusiak. The performance-based components for certain of the restricted stock awards are discussed below under “Long-Term Equity-Based Incentives.” We believe that our restricted stock plan serves as a vehicle for providing performance-based incentives where applicable, long-term incentives and also serves as a retention tool.

How We Determine the Amount and Material Terms of Each Element of Compensation

The Compensation Committee of our Board of Directors oversees our compensation programs. The Compensation Committee’s primary purpose is to assist the Board of Directors in the discharge of its responsibilities relating to determining the compensation of the Company’s executive officers. Consistent with the listing requirements of the New York Stock Exchange, the Compensation Committee is composed entirely of independent members of our Board of Directors. The Compensation Committee typically meets in the first quarter of each year to review the Company’s compensation program and to determine compensation levels for the ensuing fiscal year.

As part of its process, the Compensation Committee utilizes the assistance of Longnecker & Associates, an executive compensation consulting company (“Longnecker”), to assist the Compensation Committee in evaluating executive compensation programs and in evaluating executive officers’ compensation compared to an established peer group of similar public companies selected by the Compensation Committee in consultation with Longnecker. While the Compensation Committee considers many factors in determining compensation, including Company and individual performance, the use by the Compensation Committee of an independent consultant is intended to provide some additional assurance that the Company’s executive compensation programs are reasonable and consistent with the Company’s compensation objectives and market compensation levels. Longnecker reports directly to the Compensation Committee, communicates with the Compensation Committee to discuss compensation trends and best practices, and does not perform any services for management. Approximately every other year Longnecker is asked to produce a report (the “Longnecker Report”) to the Compensation Committee assessing the competitiveness of our executive compensation as compared to executive compensation of other companies in the restaurant industry that we believe are comparable in terms of industry and size and are reflective of the type of companies with whom we compete for executive talent.

In October 2011, the Compensation Committee engaged Longnecker for the purpose of evaluating the compensation of the Company’s top 10 executives. The Compensation Committee selected Longnecker as its independent compensation consultant for 2012 primarily as a result of Longnecker’s familiarity with the Company and its executive compensation program as well as the Compensation Committee’s satisfaction with the compensation consulting services Longnecker has provided in the past. The evaluation resulting from this engagement was submitted to the Compensation Committee in January 2012 (the “2012 Longnecker Report”) and was considered by the Compensation Committee along with a number of factors in the process of determining the 2012 compensation for the Company’s executives. The 2012 Longnecker Report reviewed, assessed and compared a variety of compensation surveys, and compared our executive compensation to that of a peer group of 10 public companies from the restaurant industry. The peer group utilized by Longnecker was selected based on companies in the leisure, hospitality and entertainment services industry with revenues and market capitalization similar to that of the Company’s.

The 10 companies included in the peer group for the 2012 Longnecker Report are as follows:

• Bob Evans Farms, Inc.	• Panera Bread Company

• California Pizza Kitchen, Inc.	• Papa John’s International, Inc.

• Cracker Barrel Old Country Store, Inc.	• Red Robin Gourmet Burgers, Inc.

• The Cheesecake Factory Incorporated	• Ruby Tuesday, Inc.

• P.F. Chang’s China Bistro	• Texas Roadhouse, Inc.

From a business perspective at the time of the 2012 Longnecker Report, as compared to the 50th percentile of our selected peer group, the Company generally has a higher enterprise value, higher annual operating cash flow, higher gross profit percentage, lower gross profit, lower revenues and lower amount of assets.

In reviewing total compensation of executives, the 2012 Longnecker Report analyzed total compensation of amounts generally in the range between the 50th and 75th percentile of our selected peer group. The 50th percentile, or midpoint range of our peer group, is intended to provide compensation at a level appropriate for an executive who meets expectations and is fully qualified for the responsibilities of a given position. Compensation approximating the 75th percentile of the range is intended to provide compensation at a level appropriate for a seasoned incumbent who typically exceeds expectations.

Base Salary

During 2013, the Compensation Committee and Messrs. Frank and Magusiak met to review the base salaries of the Company’s executive officers. Mr. Frank participated in some preliminary discussions with the Compensation Committee about the base salary levels of the Company’s other executive officers, including the performance of the other executive officers. Thereafter, Mr. Frank was excused and the Compensation Committee met in an executive session to consider any potential change to Messrs. Frank and Magusiak’s respective base salaries. Neither Mr. Frank nor Mr. Magusiak made a recommendation on their respective base salaries. For 2013, the Compensation Committee set the base salary of Messrs. Frank, Magusiak, Cardinale, Forsythe and McDaniel, and Ms. Kice at $600,000, $800,000, $375,000, $257,500, $325,000 and $315,000, respectively. The Compensation Committee decreased the base salary for Mr. Frank for 2013 effective April 1, 2013, maintained the same base salary for Messrs. Magusiak and McDaniel for 2013 and increased the base salaries for the other named executive officers for 2013 based upon consideration of the factors below.

In setting base salaries in 2013, the Compensation Committee took into account a combination of subjective factors, as well as Company performance and the information in the 2012 Longnecker Report, respectively. Subjective factors the Compensation Committee considers include individual achievements, level of responsibility, experience, leadership abilities, increases or changes in duties and responsibilities, contributions to the Company’s performance and the recommendations of Messrs. Frank and Magusiak with respect to the other named executive officers. The Compensation Committee does not consider wealth accumulation in its evaluation. The Compensation Committee generally establishes base salaries in conjunction with the cash bonus and long-term incentive elements of the compensation program that create a compensation package that meets the Compensation Committee’s goals for an appropriate mix of compensation discussed below, and to the extent consistent with the other factors considered by the Committee, also affords the individual an opportunity which generally approximates the 50th to 75th percentile of the competitive market.

Cash Bonus

The Compensation Committee may award cash bonuses through the Incentive Bonus Plan and on a discretionary basis.

Incentive Bonus Plan

The Company has established the Incentive Bonus Plan whereby executive officers (excluding Messrs. Frank and Forsythe who do not participate in the Incentive Bonus Plan) have the potential to receive a cash bonus if the Compensation Committee’s pre-established comparable store sales goal and diluted earnings per share goal for a fiscal year are met. The Compensation Committee believes that comparable store sales and diluted earnings per share targets are the appropriate measures of Company performance for purposes of determining the annual incentive compensation under the Incentive Bonus Plan.

The Compensation Committee determines by at least March 15th of each fiscal year the applicable percentage of an executive’s gross base earnings that may be earned under the Incentive Bonus Plan for such year (the “Bonus Potential”). Executives will receive a bonus under the Incentive Bonus Plan if our comparable store sales and diluted earnings per share for the applicable fiscal year reach the target levels established by the Compensation Committee. In no event would a cash bonus be paid under the 2013 Incentive Bonus Plan unless certain minimum comparable store sales for the fiscal year as predetermined by the Compensation Committee are attained.

For 2013, the actual bonus payout for an executive is equal to the gross base earnings of such executive multiplied by his or her Bonus Potential, multiplied by the sales multiplier for the fiscal year, multiplied by the diluted earnings per share multiplier for the fiscal year. If the comparable store sales target for a fiscal year is obtained, the sales multiplier for that fiscal year will be 0.866. If the diluted earnings per share target for a fiscal year is obtained, the earnings per share multiplier described below for that fiscal year will be 0.866. The sales multiplier and the diluted earnings per share multiplier for a fiscal year will be lower or higher if the comparable store sales and the diluted earnings per share are lower or higher, respectively, than the targeted results. The amount of bonus may be adjusted, as determined by the Compensation Committee, for certain specific material unusual transactions that may occur outside of the normal, regular course of business, if such transactions are equal to or greater than 0.5% or 5.0% of total revenues or pre-tax earnings, respectively, in 2013. No such adjustments were made in 2013. Based on this formula, the comparable store sales and diluted earnings per share criteria for our named executive officers (excluding Messrs. Frank and Forsythe) is the same for any given fiscal year but the targets may be adjusted from year to year.

For 2013, the Compensation Committee set the target increase for comparable store sales at 2.5% and the target for diluted earnings per share at $2.89. To the extent the Company repurchased Company shares in fiscal 2013, actual diluted earnings per share figures in fiscal 2013, for purposes of the Incentive Bonus Plan, were adjusted to exclude the effects of such share repurchases. The Compensation Committee believes that comparable store sales and diluted earnings per share targets are the appropriate measures of Company performance and established the diluted earnings per share and comparable stores targets for 2013 after taking into consideration the Company’s recent performance, the continuing difficult economic environment and continuing pressures on consumer discretionary spending. The Compensation Committee established what it considered to be ambitious, yet achievable goals, and determined that the diluted earnings per share target and the comparable store sales target established the appropriate short-term incentive for the named executive officers. The Compensation Committee set the target bonus amount for each named executive officer based upon a percentage of gross base earnings.

For purposes of the 2013 Incentive Bonus Plan, gross base earnings equal the amount of taxable earnings paid to the executive as salary during fiscal year 2013. This is distinguished from the Base Salary set forth in the “Summary Compensation Table” which is the annual base salary established by the Compensation Committee. For each executive except for Messrs. Frank and Forsythe, the Compensation Committee set a percentage of gross base earnings that such executive would receive if the target comparable store sales and the target diluted earnings per share were met in 2013. The Compensation Committee excluded Mr. Frank from incentive bonus plan eligibility for 2013. Mr. Forsythe was excluded from participation in the 2013 Incentive Bonus Plan as he participates in a separate operational bonus plan. Mr. Magusiak had a target percentage of gross base earnings of 93.75% under the 2013 Incentive Bonus Plan and the other executive officers (excluding Messrs. Frank and Forsythe) each had a target percentage of gross base earnings of 75% under the 2013 Incentive Bonus Plan, which would be earned if the comparable store sales and diluted earnings per share targets were met but not exceeded. The Compensation Committee reduced the target bonus amounts from those in 2012 for the persons who were named executive officers in both years, determining that the target amounts provided the appropriate mix of short-term incentive with the amounts of base salary described above and long-term incentives described below. The Compensation Committee applied the higher target bonus percentage for the Chief Executive Officer compared to the other named executive officers based upon the importance of his role in Company performance. The actual percentage of gross base earnings payable to each executive for 2013 may be higher or lower than the set percentage depending on whether the actual comparable store sales and diluted earnings per share are higher or lower than the 2013 targets. In 2013, the maximum bonus potential for Messrs. Cardinale and McDaniel and Ms. Kice was 200% of gross base earnings and for Mr. Magusiak was 250% of gross base earnings. In 2013, the minimum bonus potential for Messrs. Cardinale and McDaniel and Ms. Kice was 20% of gross base earnings and for Mr. Magusiak was 25% of gross base earnings. No bonus would have been earned in 2013 if comparable store sales declined by more than 1.0%. The Compensation Committee raised this minimum requirement from a 3.0% comparable store sales decline in 2012 to set a more difficult minimum performance requirement.

For 2013, comparable store sales increased 0.4% and diluted earnings per share was $2.78, or $2.72 when adjusted to exclude the effects of 2013 share repurchases. Under the 2013 Incentive Bonus Plan, the corresponding multiplier for an increase in comparable store sales of 0.4% was 0.59 and the corresponding multiplier for diluted earnings per share of $2.72 was 0.667. Therefore, the actual bonus payout to our named executive officers (excluding Messrs. Frank, Magusiak and Forsythe) is 0.394 (0.59 multiplied by 0.667) multiplied by a Bonus Potential of 100%, or a 39.4% payout of gross base earnings. The actual bonus payout to Mr. Magusiak is 0.492 (0.59 multiplied by 0.667) multiplied by a Bonus Potential of 125%, or a 49.2% bonus payout of his gross base earnings. Thus, our named executive officers will receive the following bonuses for 2013 under the Incentive Bonus Plan:

Name and Position	Incentive Bonus Payment
Michael H. Magusiak (President and Chief Executive Officer)	$394,000
Tiffany B. Kice (Chief Financial Officer)	$124,110
J. Roger Cardinale (Executive Vice President)	$147,750

Mr. McDaniel forfeited his 2013 incentive bonus when he left the Company in November 2013.

The determination of bonus eligibility and targets pursuant to the Incentive Bonus Plan at the beginning of the year to any individual or to the officers as a group is entirely at the discretion of the Compensation Committee.

Period Performance and Quarterly Sales Bonus Plan

The cash bonus for Mr. Forsythe, our Executive Vice President, Director of Operations, is based on a separate plan which is comprised of two components: the period performance bonus and the quarterly sales bonus.

In 2013, Mr. Forsythe’s period performance bonus was calculated by multiplying his base salary for each applicable performance period by the performance bonus factor for such period. The performance bonus factor was 50% of Mr. Forsythe’s base salary, subject to an increase or a decrease depending on whether the Company’s controllable profit percent was above or below the targeted controllable profit performance. The targeted performance levels set forth specified target controllable profit percentages at varying levels of average weekly sales. The controllable profit percent is our controllable profit as a percentage of sales for the applicable performance period. In 2013, no bonus would have been paid under the period performance component of the plan if the Company’s actual controllable profit percent was below the specified target controllable profit percent by more than 4.1%. In 2013, for the period performance bonus, the minimum Mr. Forsythe could earn was $0 and there was no limit on the amount that could be earned. In 2013, Mr. Forsythe received an aggregate period performance bonus of $132,324 for all performance periods (or 102.8% of the target performance in 2013).

In 2013, Mr. Forsythe’s quarterly sales bonus was based on comparable store sales for the Company and was calculated based upon multiplying 50% of his base salary for the first three quarters by the sales bonus factor for each such quarter. The fourth quarter sales bonus was calculated on an annual basis. In 2013, the sales bonus factor was based on a targeted increase in comparable store sales of 2.0% for the first quarter of 2013 and 3.0% for the remaining quarters of 2013. The sales bonus factor ranged from a minimum factor of 0.0 for flat comparable stores sales, which would have resulted in Mr. Forsythe not receiving a quarterly sales bonus, to a maximum sales bonus factor of 2.0 for a 5% comparable store sales increase for the first three quarters of the fiscal year, which would have resulted in a maximum quarterly sales bonus of 100% of his base salary earned during each such quarter, or $64,375. The maximum sales bonus factor did not apply to the fourth quarter sales bonus. The calculation of the 2013 fourth quarter sales bonus on an annual basis would be adjusted for payments in prior quarters. To qualify for the full amount of the quarterly sales bonus, the increase in the Company’s controllable profit as a percent of its increase in sales must have been 50% or greater and no quarterly sales bonus would be payable if the threshold fell below 30%. In 2013, Mr. Forsythe received an aggregate sales bonus of $57,294 based on the Company’s comparable store sales results (or 44.5% of the target for sales in 2013).

Discretionary Bonuses

The Compensation Committee, in its discretion based on the collective business judgment of its members, may also choose to award a bonus other than pursuant to the Incentive Bonus Plan, and decide on the actual level of the award in light of all relevant factors during or after completion of the fiscal year. No discretionary bonuses were paid to named executive officers in 2013.

Long-Term Equity-Based Incentives

Our Third Amended and Restated 2004 Restricted Stock Plan is administered by the Compensation Committee. The Compensation Committee selects award recipients, determines the timing of grants, assigns the number of shares subject to each award and sets the vesting schedule which is usually over a period of four years. The Compensation Committee determines the amount of the restricted stock grants based on the level of job responsibility, individual performance, Company performance, the retention feature provided by such awards and the increase in the alignment of executives and stockholders. The Compensation Committee also considers recommendations from Messrs. Frank and Magusiak for the value of restricted stock to be granted to the other named executive officers. The Compensation Committee will meet between two and ten business days after our quarterly earnings release, and these four meetings will be the only times during the year that grants of restricted stock will be awarded. The Compensation Committee believes it is a better practice to make awards at consistent times when material information regarding our performance has been recently disclosed.

For 2013, the Compensation Committee granted to named executive officers an aggregate of 153,444 shares of restricted stock with a four-year vesting schedule (excluding Mr. Frank’s grant which had a three-year vesting schedule pursuant to his employment agreement). The Compensation Committee considered the current compensation levels, the existing compensation mix, individual contributions and Company performance in increasing the value of awards for 2013. On February 26, 2013, the Compensation Committee granted the named executive officers (excluding Mr. Frank) shares of restricted stock with a four-year vesting schedule with 25% of the shares granted vesting on the first anniversary date of the grant and thereafter with 25% of the shares granted vesting on February 26, 2015, February 26, 2016 and February 26, 2017, provided the named executive officer is still employed by us on those dates. Mr. Frank’s 2013 restricted stock grant vests 33% on February 26, 2014, 33% on February 26, 2015 and 34% on February 26, 2016, provided Mr. Frank is still employed by us on those dates, and provided further, that if Mr. Frank retires as Executive Chairman at the end of the term of his employment agreement the unvested portion of his restricted stock award will automatically vest at that time. On February 26, 2014, 25% of the shares granted in 2013 to the named executive officers (excluding Mr. Frank) are scheduled to vest. On February 26, 2014, 33% of the shares granted in 2013 to Mr. Frank are scheduled to vest. The Compensation Committee granted the named executive officers the following value and number of shares of restricted stock on February 26, 2013:

	2013 Restricted Stock
Name and Position	Value	Shares
Richard M. Frank (Executive Chairman)	$1,350,000	44,074
Michael H. Magusiak (President and Chief Executive Officer)	$1,800,000	58,766
Tiffany B. Kice (Chief Financial Officer)	$300,000	9,794
J. Roger Cardinale (Executive Vice President)	$550,000	17,956
Randy G. Forsythe (Executive Vice President)	$350,000	11,427
Scott A. McDaniel (1)	$350,000	11,427

(1)	Mr. McDaniel’s 2013 restricted stock grants were forfeited when he left the Company on November 4, 2013.

In addition, the restricted stock awards granted to Messrs. Frank and Magusiak in 2013 included additional, performance-based vesting conditions based on the achievement of total revenue targets during fiscal year 2013. Under the performance-based vesting conditions, no restricted stock award would be retained if total revenues during fiscal year 2013 were $762,372,999 or less. In addition, under the performance-based vesting conditions, the entire restricted stock award would be retained if total revenues during fiscal year 2013 were $821,229,000 or more. In the event total revenues were equal to or between $762,373,000 and $821,228,999, 75% or more of the restricted stock award would be retained and the remaining portion would be forfeited. The performance-based awards established by the Compensation Committee are based 100% on the achievement of revenue objectives set by the Compensation Committee, which the Compensation Committee believes are the appropriate performance-based inducement for the executive to retain some or all of his restricted stock award. The 2013 performance-based vesting conditions were satisfied with respect to 100% of the 2013 performance-based revenue objective and corresponding restricted stock awards. Thus Messrs. Frank and Magusiak retained 100% of their restricted stock grants or $1,350,000 totaling 44,074 shares for Mr. Frank and $1,800,000 totaling 58,766 shares for Mr. Magusiak.

In addition, the restricted stock awards granted to Messrs. Cardinale, Forsythe and McDaniel and Ms. Kice in 2013 include additional, performance-based vesting conditions based on the achievement of comparable store sales targets during fiscal year 2013. Under the performance-based vesting conditions for Messrs. Cardinale, Forsythe and McDaniel and Ms. Kice, ninety percent (90%) of the restricted stock award will be retained in the event comparable store sales during fiscal year 2013 are less than zero percent. For Messrs. Cardinale, Forsythe and McDaniel and Ms. Kice the entire restricted stock award will be retained in the event comparable store sales for fiscal year 2013 are zero percent or higher. The 2013 performance-based vesting conditions were satisfied with respect to 100% of the 2013 performance-based revenue objective and corresponding restricted stock awards for Messrs. Cardinale and Forsythe and Ms. Kice, and therefore Messrs. Cardinale and Forsythe and Ms. Kice retained 100% of their restricted stock grants. Mr. McDaniel forfeited all of his 2013 restricted stock awards when he left the Company in November 2013.

Benefits

We provide Company benefits, or perquisites, that we believe are standard in the industry to our executive officers. We provide a group medical and dental insurance program for the executives and their qualified dependents, group life insurance for the executives and their spouses, accidental death and dismemberment coverage and a Company sponsored cafeteria plan. A major portion of these benefits are paid for by the Company. Employee life insurance amounts surpassing the Internal Revenue Service maximum are treated as additional compensation to all employees. The named executive officers participate in a separate medical, dental and life insurance benefits program that is fully-funded by the Company. Messrs. Frank and Magusiak are also reimbursed for all out-of-pocket expenses related to their life insurance premiums, as well as all out-of-pocket medical and dental expenses for them, their spouses and dependent children. We pay all administrative costs to maintain the medical and dental benefit plans. Our executive officers are also entitled to certain benefits that are not otherwise available to all of our employees, including car allowances and subsidized annual physical exams.

How Elements of Our Compensation Program Are Related to Each Other

We view the various components of compensation as related but distinct and emphasize “pay for performance” with cash bonuses and equity awards as a significant portion of total compensation reflecting a risk aspect that is tied to long-term and short-term financial and strategic goals. Our compensation philosophy is to foster entrepreneurship and alignment of the interests of executives and stockholders by making equity compensation a significant component of executive compensation. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, retention of executive officers and other considerations we deem relevant, such as rewarding extraordinary performance and the other factors discussed above. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Role of Executive Officers in Compensation Decisions

Messrs. Frank and Magusiak and other executive officers attended portions of Compensation Committee meetings throughout the year in order to provide information and help explain data relating to matters under consideration by the Compensation Committee. Executive officers, however, did not participate in deliberations or determination of their respective compensation or during executive sessions. In addition, Messrs. Frank and Magusiak submitted recommendations to the Compensation Committee regarding certain elements of the compensation for the other named executive officers. All decisions regarding the compensation of executive officers ultimately were made solely by the Compensation Committee, which considered these recommendations and exercised its discretion to modify certain recommended adjustments or awards based on a number of factors considered by the Compensation Committee, as described above. The Committee’s determinations regarding compensation for the other named executive officers were generally consistent with the recommendations of management.

Accounting and Tax Considerations

In general, we have structured our compensation program to attempt to satisfy certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 162(m) of the Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based.

While the Compensation Committee considers the deductibility of compensation and awards as one factor in determining executive compensation, the Compensation Committee also considers other factors in approving compensation and retains the flexibility to pay compensation, such as base salary, and to grant awards, such as service-based restricted stock, that it determines to be consistent with our goals for our executive compensation program even if the compensation or award is potentially not deductible by us for tax purposes. In addition, because of the uncertainties associated with the application and interpretation of Section 162(m) of the Code and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under Section 162(m) of the Code will in fact be deductible. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A of the Code and do not comply with the provision, the executive will be subject to regular federal income tax, interest and an additional tax of 20% of the benefit includible in income.

All equity awards to executive officers have been reflected in our consolidated financial statements, based upon the applicable accounting guidance, at the fair market value on the grant date in accordance with accounting principles generally accepted in the United States (“GAAP”).

Stock Ownership Guidelines

The Compensation Committee strongly believes that executive officers should own appropriate amounts of the Company’s Common Stock to align their interests with those of the Company’s stockholders. The Company’s equity incentive plans provide ample opportunity for executives to acquire such Common Stock. The Compensation Committee also has adopted stock ownership and retention guidelines for the Executive Chairman, President and Chief Executive Officer, all Executive Vice Presidents and all non-employee directors. The ownership targets under the current policy are as follows:

Executive Chairman	75,000 shares
President and Chief Executive Officer	75,000 shares
Executive Vice Presidents	10,000 shares
Non-Employee Directors	5,000 shares

New directors and officers have five years to attain such ownership thresholds. All of the directors and executive officers have attained such ownership thresholds.

Termination of Employment Arrangements

We have “change of control” severance provisions in the employment agreements negotiated with our Executive Chairman and our President and Chief Executive Officer. Our Board of Directors and Compensation Committee believe that providing these agreements to our Executive Chairman and our President and Chief Executive Officer should serve to help protect stockholders’ interests. The agreements provide that the executives would only receive “change of control” severance in the event that both a “change of control” occurred and the executive left the Company within one year of the “change of control.” Our Board of Directors and Compensation Committee believe that providing these agreements to our Executive Chairman and our President and Chief Executive Officer should serve to help protect stockholders’ interests in the event of a change of control event affecting the Company, by enhancing the likelihood of management continuity through the closing of any transaction. Our Board of Directors and Compensation Committee further believe that these provisions are appropriate given the combined tenure of the two executives with the Company is approximately 50 years and that in the event of any “change in control,” Messrs. Frank and Magusiak would likely be asked to remain as members of the executive management team of the Company. Finally, the Board of Directors and Compensation Committee believe that the remuneration for any “change of control” severance, which approximates one year of total target compensation for Mr. Frank and amounts to less than one year of total target compensation for Mr. Magusiak, is fair and appropriate given their long-term service with the Company and provides the appropriate incentive to continue service to the Company during any pending change of control.

The employment agreements with Messrs. Frank and Magusiak also provide the executives with certain additional severance and deferred compensation benefits. The Board of Directors and Compensation Committee believe that such benefits, which are less than those for any “change of control” severance, are fair and appropriate given their long-term service with the Company. The Board of Directors and Compensation Committee also believe that such benefits provided an appropriate incentive for each of the executives to enter his respective employment agreement and for each of Messrs. Maguisak and Frank to continue their service to the Company.

In addition, our Employee Stock Plans have provisions allowing for the vesting of awards granted under those plans following a “change of control” (as defined in the applicable Employee Stock Plan), which would apply to awards granted to our executive officers. Generally, awards granted under the Employee Stock Plans provide that the award will vest in the event that there is a “change of control” (as defined in the applicable Employee Stock Plan). The employment agreements with Messrs. Frank and Magusiak also provide for the vesting of their awards under certain circumstances.

See “Potential Payments Upon Termination or Change-in-Control” for more information on the benefits payable to the Company’s executives upon termination of employment.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

THE COMPENSATION COMMITTEE

Raymond E. Wooldridge, Chairman

General (ret) Tommy Franks

Tim T. Morris

Cynthia Pharr Lee

Walter Tyree

This Compensation Committee Report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act, regardless of date or any general incorporation language in such filing.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure should be read in conjunction with the Compensation Discussion and Analysis, which sets forth the objectives of the Company’s executive compensation program.

Summary Compensation Table

The Summary Compensation Table below summarizes the total compensation of each named executive officer earned and awarded during fiscal years 2013, 2012 and 2011:

Name and Principal Position	Year	Salary (1)		Bonus (2)	Stock Awards (3)	Non-Equity Incentive Plan Compensation (4)		All Other Compensation (5)	Total
		($)		($)	($)	($)		($)	($)
Richard M. Frank	2013	661,382	(6)	—	1,350,000	—		46,634	2,058,016
(Executive Chairman)	2012	771,017	(7)	—	1,392,290	252,000		56,073	2,471,380
	2011	760,016	(8)	—	1,500,000	351,750		61,019	2,672,785

Michael H. Magusiak	2013	836,760	(9)	—	1,800,000	394,000		35,693	3,066,453
(President and CEO)	2012	833,336	(10)	—	1,670,733	336,000		35,142	2,875,211
	2011	831,516	(11)	—	1,800,000	468,718		34,378	3,134,612

Tiffany B. Kice	2013	315,000		—	300,000	124,110		19,376	758,486
(Chief Financial Officer)	2012	299,519		—	300,000	100,639		19,692	719,850
	2011	275,000		—	250,000	128,975		19,520	673,495

J. Roger Cardinale	2013	375,000		—	550,000	147,750		19,376	1,092,126
(Executive Vice President)	2012	359,808		—	525,000	120,895		19,864	1,025,567
	2011	350,000		—	500,000	164,060		19,704	1,033,764

Randy G. Forsythe	2013	257,500		—	350,000	189,618	(12)	19,345	816,463
(Executive Vice President)	2012	250,000		—	349,417	83,010	(12)	10,045	692,472
	2011	250,000		—	350,000	108,423	(12)	19,771	728,194

Scott A. McDaniel (13)	2013	295,000		—	350,000	—		261,149	906,149
	2012	325,000		250,000	350,000	—		19,736	944,736
	2011	—		—	—	—		—	—

(1)	This column represents the base compensation earned during each of the fiscal years presented. For Messrs. Frank and Magusiak, this column also includes the additional imputed interest associated with the previously earned deferred compensation. See Footnotes 6 and 9 for further discussion of deferred compensation.
(2)	In fiscal year 2012, Mr. McDaniel was guaranteed a minimum performance bonus of $250,000.
(3)	This column represents the fair value of restricted stock awards approved by the Compensation Committee in each of the fiscal years presented and is consistent with the grant date fair value of the award computed in accordance with GAAP. Pursuant to SEC rules, the amounts shown reflect the actual or probable outcome of performance conditions that affect the vesting of awards granted to Messrs. Frank and Magusiak and exclude the impact of estimated forfeitures related to service-based vesting conditions. See the “Grants of Plan-Based Awards in Fiscal 2013” table for information on restricted stock awards granted in 2013. The values of the awards granted to Messrs. Frank and Magusiak in 2012 were $1,500,000 and $1,800,000, respectively, assuming the highest level of performance conditions would be achieved. Mr. McDaniel’s 2013 restricted stock awards were forfeited when he left the Company on November 4, 2013.
(4)	This column includes payments pursuant to the 2013 Incentive Bonus Plan earned in 2013 and anticipated to be paid in 2014, payments pursuant to the 2012 Incentive Bonus Plan earned in 2012 and paid in 2013 and payments pursuant to the 2011 Incentive Bonus Plan earned in 2011 and paid in 2012 for each of the executives, excluding Mr. Forsythe (see footnote 12). For all of the years provided, the incentive bonus computation is based on the annual base compensation amounts that were paid on a bi-weekly basis to the named executive officers during the calendar year.
(5)	See the “All Other Compensation in Fiscal 2013” table below for additional information about the compensation included under “All Other Compensation” for 2013.

(6)	Salary includes the following amounts earned during the 2013 fiscal year: (i) base compensation of $750,000 from January 1, 2013 to March 31, 2013 and $600,000 from April 1, 2013 to December 31, 2013; and (ii) deferred compensation of $20,997, which represents the additional imputed interest associated with the previously earned deferred compensation. Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon termination of his employment for any reason or the end of the term of the agreement based upon the terms set forth in such agreement.
(7)	Salary includes the following amounts earned during the 2012 fiscal year: (i) base compensation of $750,000; and (ii) deferred compensation of $21,017, which represents the additional imputed interest associated with the previously earned deferred compensation. See Footnote 6 for a description of the deferred compensation arrangement.
(8)	Salary includes the following amounts earned during the 2011 fiscal year: (i) base compensation of $750,000; and (ii) deferred compensation of $10,016, which represents the additional imputed interest associated with the previously earned deferred compensation. See Footnote 6 for a description of the deferred compensation arrangement.
(9)	Salary includes the following amounts earned during the 2013 fiscal year: (i) base compensation of $800,000; and (ii) deferred compensation of $36,760, which represents the actuarially determined present value of the pro-rata amount of earned deferred compensation and the additional imputed interest associated with the previously earned deferred compensation. Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of his agreement or a change of control based upon the terms set forth in such agreement. In the event of Mr. Magusiak’s resignation prior to a change of control, the agreement provides that Mr. Magusiak is entitled to a pro-rata amount of the total deferred compensation amount payable in annual installments based upon his continued employment through the end of the term of the agreement.
(10)	Salary includes the following amounts earned during the 2012 fiscal year: (i) base compensation of $800,000; and (ii) deferred compensation of $33,336, which represents the actuarially determined present value of the pro-rata amount of earned deferred compensation and the additional imputed interest associated with the previously earned deferred compensation. See Footnote 9 for a description of the deferred compensation arrangement.
(11)	Salary includes the following amounts earned during the 2011 fiscal year: (i) base compensation of $800,000; and (ii) deferred compensation of $31,516, which represents the actuarially determined present value of the pro-rata amount of earned deferred compensation and the additional imputed interest associated with the previously earned deferred compensation. See Footnote 9 for a description of the deferred compensation arrangement.
(12)	Payments of non-equity incentive plan awards were made to Mr. Forsythe pursuant to the Company’s Period Performance and Quarterly Sales Bonus Plan. Under the plan, Mr. Forsythe receives bonuses if the Company’s controllable profit and comparable store sales results reach the target levels of performance. See the discussion in the section entitled “Period Performance and Quarterly Sales Bonus Plan” in the Compensation Discussion and Analysis section for a further description of these awards.
(13)

Mr. McDaniel was the Executive Vice President, Chief Marketing Officer from October 2011 to November 2013. Mr. McDaniel left the Company on November 4, 2013. At the time of his departure, Mr. McDaniel forfeited all of his unvested restricted stock, including all of his 2013 restricted stock award. In connection with Mr. McDaniel’s departure from the Company, the Company entered into a letter agreement (the “Agreement”) with Mr. McDaniel, pursuant to which he received a payment of $243,750, an amount equal to thirty-nine weeks of Mr. McDaniel’s 2013 annual salary, less applicable withholdings and deductions, which is included in “All Other Compensation” in the above summary compensation table. If Mr. McDaniel is not employed full-time at the end of the thirty-nine-week period, the Company will pay Mr. McDaniel an additional $81,250, an amount equal to thirteen weeks of Mr. McDaniel’s 2013 annual salary. Pursuant to the terms and conditions of the Agreement, the Company will also reimburse Mr. McDaniel an amount up to

$5,000 for outplacement services and will continue his current health insurance coverage until the earlier of (i) the end of the thirty-nine-week period and (ii) his employment in another full-time position. The Agreement contains a customary release of claims by Mr. McDaniel, as well as confidentiality, cooperation and non-solicitation obligations.

All Other Compensation in Fiscal 2013

Name	Car Allowance	Long Term Disability, Spousal and Child Life Insurance Reimbursement	Medical Expense Reimbursement	Car Insurance Reimbursement	Service Award	Severance	Total
	($)	($)	($)	($)	($)		($)
Richard M. Frank	24,000	—	21,445	1,189	—	—	46,634
(Executive Chairman)

Michael H. Magusiak	24,000	—	10,436	1,257	—	—	35,693
(President and CEO)

Tiffany B. Kice	18,000	—	—	1,376	—	—	19,376
(CFO)

J. Roger Cardinale	18,000	—	—	1,376	—	—	19,376
(Executive Vice President)

Randy G. Forsythe	18,000	—	—	1,345	—	—	19,345
(Executive Vice President)

Scott A. McDaniel	15,231	—	—	—	—	245,918	261,149

Grants of Plan-Based Awards in Fiscal 2013

The following table summarizes the 2013 grants of non-equity awards under the Company’s Incentive Bonus Plan and all restricted stock awards:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)				Estimated Possible Payouts Under Equity Incentive Plan Awards (2)					All Other Stock Awards: Number of Shares of Stock (3)	Grant Date Fair Value of Stock Awards (4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)		Threshold ($)		Target ($)		Maximum ($)	(#)	($)
Richard M. Frank	02/26/13	—	—	—		30.63	(5)	1,350,000	(6)	1,350,000	44,074	1,350,000
(Executive Chairman)

Michael H. Magusiak	02/26/13	202,500	750,000	2,000,000		30.63	(5)	1,800,000	(6)	1,800,000	58,766	1,800,000
(President and Chief Executive Officer)

Tiffany B. Kice	02/26/13	63,717	235,991	629,308		30.63	(5)	300,000	(6)	300,000	9,794	300,000
(Chief Financial Officer)

J. Roger Cardinale	02/26/13	75,867	280,990	749,308		30.63	(5)	550,000	(6)	550,000	17,956	550,000
(Executive Vice President)

Randy G. Forsythe	02/26/13	—	257,500		(1)	30.63	(5)	350,000	(6)	350,000	11,427	350,000
(Executive Vice President)

Scott A. McDaniel (7)	02/26/13	65,813	243,750	650,000		30.63	(5)	350,000	(6)	350,000	11,427	350,000

(1)	Payments of non-equity incentive plan awards were made pursuant to the Company’s Incentive Bonus Plan. For grants of non-equity incentive plan awards to all the named executive officers, threshold refers to the minimum amount payable for a certain level of performance under the applicable plan, target refers to the amount payable if the specified performance target(s) are reached, and maximum refers to the maximum payout possible under the applicable plan. Under the awards made pursuant to the Company’s Incentive Bonus Plan, the named executive officers receive a bonus under the Incentive Bonus Plan if the Company’s comparable store sales and diluted earnings per share for the applicable fiscal year reach the target levels of performance established by the Compensation Committee. No bonus would have been paid under the 2013 Incentive Bonus Plan if comparable store sales declined more than 1.0%. In 2014, the named executive officers (except Messrs. Frank, Magusiak and Forsythe) will receive payments equal to 39.4% of the Bonus Potential in 2013 under the Company’s 2013 Incentive Bonus Plan. In 2014, Mr. Magusiak will receive payments equal to 49.2% of the Bonus Potential in 2013 under the Company’s 2013 Incentive Bonus Plan. As described in the section entitled “Incentive Bonus Plan” in the “Compensation Discussion and Analysis” section, potential bonus payouts under the 2013 Incentive Bonus Plan are based on the named executive officer’s gross base earnings. For purposes of the 2013 Incentive Bonus Plan, gross base earnings equal the amount of taxable earnings paid to the executive as salary during calendar year 2013 (except for Mr. McDaniel: see footnote 7 below). This is distinguished from the Base Salary set forth in the “Summary Compensation Table” which is the annual base salary established by the Compensation Committee (and, for Messrs. Frank and Magusiak, includes certain deferred compensation earned during the 2013 fiscal year). See the discussion in the section entitled “Incentive Bonus Plan” in the “Compensation Discussion and Analysis” section for a further description of these awards. Payments of non-equity incentive plan awards were made to Mr. Forsythe pursuant to the Company’s Period Performance and Quarterly Sales Bonus Plan. Under the plan, Mr. Forsythe receives bonuses if the Company’s controllable profit and comparable store sales results reach the target levels of performance. No bonus would have been paid under the period performance component of the plan if the Company’s actual controllable profit percent was below the specified target controllable profit percent by more than 4.1%. There was no limit on the amount that could be earned under the period performance component of the plan. No bonus would have been paid under the quarterly sales bonus component of the plan if the Company’s comparable store sales failed to increase or if the increase in the Company’s controllable profit as a percent of its increase in sales was less than 30%. There was no limit on the amount that could be earned under the quarterly sales bonus component of the plan. In 2013, Mr. Forsythe received payments equal to 102.8% of the target for performance in 2013 under the period performance component of the Company’s Period Performance and Quarterly Sales Bonus Plan, and he received payments equal to 44.5% of the target for sales in 2013 under the quarterly sales component of the plan. As described in the section entitled “Period Performance and Quarterly Sales Bonus Plan” in the “Compensation Discussion and Analysis” section, potential bonus payouts to Mr. Forsythe under the Period Performance and Quarterly Sales Bonus Plan were based on his Base Salary set forth in the “Summary Compensation Table.” See the discussion in the section entitled “Period Performance and Quarterly Sales Bonus Plan” in the “Compensation Discussion and Analysis” section for a further description of these awards.
(2)	This column represents restricted stock awards granted under the Third Amended and Restated 2004 Restricted Stock Plan. As described in the section entitled “Long-Term Equity-Based Incentives” in the “Compensation Discussion and Analysis” section, the restricted stock awards ratably vest annually over four years, except for Mr. Frank’s grant. The restricted stock award granted to Mr. Frank in 2013 ratably vests annually over three years; provided, however, that if Mr. Frank retires as Executive Chairman at the end of the term of his employment agreement the unvested portion of his restricted stock award will automatically vest at that time. The awards granted to Messrs. Frank and Magusiak were also subject to additional, performance-based vesting conditions pursuant to which the awards would be forfeited if certain total revenue targets for fiscal year 2013 were not achieved. The awards granted to Messrs. Cardinale and Forsythe and Ms. Kice were also subject to additional, performance-based vesting conditions pursuant to which the awards would be forfeited if certain comparable store sales targets for fiscal year 2013 were not achieved. For 2013, the performance-based vesting conditions were satisfied with respect to 100% of the 2013 performance-based revenue objective and corresponding restricted stock awards. Thus Messrs. Frank, Magusiak, Cardinale and Forsythe and Ms. Kice retained 100% of their restricted stock grants.

(3)	This column represents restricted stock awards granted to our executive officers under the Third Amended and Restated 2004 Restricted Stock Plan. The restricted stock awards ratably vest annually over four years except for Mr. Frank’s, which vest as set forth in Footnote 2 above. The awards reported in this column are the same awards as those reported under “Estimated Possible Payouts Under Equity Incentive Plan Awards.” The awards are reported under both columns because the awards have both performance-based and service-based vesting requirements. See the discussion in the section entitled “Long-Term Equity-Based Incentives” in the “Compensation Discussion and Analysis” section for a further description of these awards.
(4)	This column represents the value of restricted stock awards approved by the Compensation Committee and is consistent with the grant date fair value of the award computed in accordance with GAAP.
(5)	Based on the closing price on the New York Stock Exchange of one share of the Company’s Common Stock on the date of grant, February 26, 2013.
(6)	This amount is based on the Company’s 2013 fiscal year performance.
(7)	Mr. McDaniel forfeited his 2013 non-equity incentive plan award when he left the Company in November 2013. Mr. McDaniel’s estimated possible payouts have been calculated based on his annual 2013 base salary.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2013 Table

Employment Agreements or Arrangements

Employment Agreement with Mr. Frank

On February 23, 2010, Mr. Frank entered into an employment agreement with the Company providing for a forty-nine (49) month term commencing on February 23, 2010 and ending on March 31, 2014. The employment agreement replaces Mr. Frank’s prior employment agreement with the Company dated March 29, 2005, as amended. The employment agreement provides for (i) a base salary of $750,000 (which may be increased from time to time by the Compensation Committee), (ii) a cash bonus, payable annually, if earned, based upon the achievement of corporate objectives pursuant to the Company’s Incentive Bonus Plan, (iii) the grant of performance-based restricted stock or restricted stock unit awards (“Restricted Stock Awards”) in accordance with the terms of the Company’s Third Amended and Restated 2004 Restricted Stock Plan or any successor plan (the “Restricted Stock Plan”) in such number of shares and under such terms as may be determined by the Compensation Committee, in accordance with the terms of the Restricted Stock Plan, with any such awards vesting over the term of the employment agreement (subject to the Restricted Stock Plan), (iv) the reimbursement of reasonable business expenses, (v) an automobile allowance of $24,000 annually (subject to adjustment from time to time in direct proportion to generally applicable adjustments by the Company to its automobile allowances) and a reimbursement of $1,000 annually, or such other amount as the Company and Employee may from time to time agree, toward the premiums upon a policy of collision and liability insurance covering such automobile (vi) at least $500,000 in life insurance coverage, (vii) at least five (5) weeks’ vacation and (viii) such additional benefits and/or compensation as may be determined by the Compensation Committee. The employment agreement also provides for certain severance and change-in-control payments. See “Potential Payments Upon Termination or Change-In-Control.” For 2013, the Compensation Committee set a base salary of $600,000 for Mr. Frank and excluded Mr. Frank from the incentive bonus compensation plan.

In November 2005, the Company implemented the CEC Entertainment, Inc. Policy for Reimbursement of Business Travel on Private Aircraft. At the February 13, 2007 meeting of the Compensation Committee, the policy was amended to reimburse Mr. Frank for the lesser of the fair market value of the fractional use of a comparable aircraft or his direct operating costs. Mr. Frank is only reimbursed for the use of his aircraft for business purposes and must submit appropriate documentation to the Chief Financial Officer or the Chairman of the Compensation Committee whose approval is required for any such reimbursement. During 2013, the Company reimbursed Mr. Frank a total of $10,250 for two (2) business trips he took using his personal aircraft. Based on Mr. Frank’s suggestion and the Compensation Committee’s approval, the amount of reimbursement was based on the estimated fair market value of comparable commercial airline tickets, a significant reduction from the fair market value of the fractional use of a comparable aircraft or Mr. Frank’s direct operating costs associated with the use of his personal aircraft.

Employment Agreement with Mr. Magusiak

On February 23, 2010, Mr. Magusiak entered into an employment agreement with the Company providing for a seventy-three (73) month term commencing on February 23, 2010 and ending on March 31, 2016. The employment agreement replaces Mr. Magusiak’s prior employment agreement with the Company dated March 29, 2005, as amended. The employment agreement provides for (i) a base salary of $750,000 (which may be increased from time to time by the Compensation Committee), (ii) a cash bonus, payable annually, if earned, based upon the achievement of corporate objectives pursuant to the Company’s Incentive Bonus Plan, (iii) the grant of Restricted Stock Awards in accordance with the terms of the Company’s Restricted Stock Plan in such number of shares and under such terms as may be determined by the Compensation Committee, in accordance with the terms of the Restricted Stock Plan, (iv) the reimbursement of reasonable business expenses, (v) an automobile allowance of $24,000 annually and a reimbursement of automobile insurance premiums of $1,000 annually, (vi) at least $500,000 in life insurance coverage, (vii) at least five (5) weeks’ vacation and (viii) such additional benefits and/or compensation as may be determined by the Compensation Committee. The Compensation Committee set Mr. Magusiak’s base salary at $800,000 for 2013. The employment agreement also provides for certain severance and change-in-control payments. See “Potential Payments Upon Termination or Change-In-Control.”

Employment Arrangements with other Named Executive Officers

The other named executive officers do not have an employment agreement with the Company, and are “at will” employees who receive an annual salary, cash bonus and equity compensation awards as approved annually by our Compensation Committee.

Indemnification Agreements

In addition, senior officers and directors of the Company have entered into indemnification agreements with the Company, each in a form approved by the Company’s Board of Directors and previously disclosed by the Company. The Board of Directors also authorized the Company to enter into Indemnification Agreements with future directors and senior officers of the Company that may be designated from time to time by the Board. The indemnification agreements supplement and clarify existing indemnification provisions of the Company’s Articles of Incorporation and Bylaws and, in general, require the Company, to the extent permitted under applicable law, to indemnify such persons against all expenses, judgments and fines incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they are or were directors or officers of the Company or any other enterprise to the extent they assumed those responsibilities at the direction of the Company. The indemnification agreements also establish processes and procedures for indemnification claims, advancement of expenses and costs and other determinations with respect to indemnification.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table provides information on the stock option and restricted stock awards held by our named executive officers as of December 29, 2013. Each equity grant is shown separately for each named executive officer. The vesting schedule for each grant is shown following this table, based on the restricted stock award grant date. The market value of the restricted stock awards is based on the closing market price of our Common Stock as of December 27, 2013 (the last trading day in the 2013 fiscal year), which was $44.27. See “Compensation Discussion and Analysis” for additional description about the restricted stock awards.

		Option Awards				Stock Awards
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Richard M. Frank	03/02/10					10,400	460,408
(Executive Chairman)	03/01/11					13,117	580,690
	02/28/12					24,179	1,070,404
	02/26/13					44,074	1,951,156

Michael H. Magusiak	03/02/10					10,400	460,408
(President and Chief Executive Officer)	03/01/11					23,611	1,045,259
	02/28/12					32,641	1,445,017
	02/26/13					58,766	2,601,571

Tiffany B. Kice	11/09/10					638	28,244
(Chief Financial Officer)	03/01/11					3,280	145,206
	02/28/12					5,862	259,511
	02/26/13					9,794	433,580

J. Roger Cardinale	03/02/10					3,122	138,211
(Executive Vice President)	03/01/11					6,558	290,323
	02/28/12					10,257	454,077
	02/26/13					17,956	794,912

Randy G. Forsythe	03/02/10					2,150	95,181
(Executive Vice President)	03/01/11					4,592	203,288
	02/28/12					6,838	302,718
	02/26/13					11,427	505,873

(1)	The grant date for each of the restricted stock awards has been included to facilitate an understanding of the vesting schedules. With the exception of the awards made to Mr. Frank in 2011, 2012 and 2013, the restricted stock awards vest at a rate of 25% each year until the award is fully vested on the fourth anniversary of the grant date. The restricted stock awards to Mr. Frank in 2011, 2012 and 2013 vest at a rate of 33% each year until the award is fully vested on the third anniversary of the grant date; provided, however, that if Mr. Frank retires as Executive Chairman at the end of the term of his employment agreement the unvested portion of his restricted stock award will automatically vest at that time.

Option Exercises and Stock Vested in Fiscal 2013

		Option Awards		Stock Awards
Name	Date	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($) (1)
Richard M. Frank	02/24/13			15,240	(1)	475,183
(Executive Chairman)	02/28/13			12,089	(2)	365,692
	03/01/13			13,116	(3)	392,431
	03/02/13			10,399	(4)	311,138

Michael H. Magusiak	02/24/13			15,240	(1)	475,183
(President and Chief Executive Officer)	02/28/13			10,880	(2)	329,120
	03/01/13			11,804	(3)	353,176
	03/02/13			10,399	(4)	311,138

Tiffany B. Kice (6)	11/09/13			637	(5)	28,620
(Chief Financial Officer)	02/28/13			1,953	(2)	59,078
	03/01/13			1,639	(3)	49,039

J. Roger Cardinale	02/24/13			3,911	(1)	121,945
(Executive Vice President)	02/28/13			3,418	(2)	103,395
	03/01/13			3,279	(3)	98,108
	03/02/13			3,119	(4)	93,320

Randy G. Forsythe	02/24/13			3,441	(1)	107,290
(Executive Vice President)	02/28/13			2,279	(2)	68,940
	03/01/13			2,295	(3)	68,666
	03/02/13			2,149	(4)	64,298

Scott A. McDaniel	2/28/13			2,279	(2)	68,940

(1)	As of February 24, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (4,169 shares); Mr. Magusiak (4,169 shares); Mr. Cardinale (1,065 shares); and Mr. Forsythe (1,210 shares).
(2)	As of February 28, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (3,841 shares); Mr. Magusiak (3,715 shares); Ms. Kice (520 shares); Mr. Cardinale (935 shares); Mr. Forsythe (725 shares); and Mr. McDaniel (624 shares).
(3)	As of March 1, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (5,503 shares); Mr. Magusiak (4,952 shares); Ms. Kice (434 shares); Mr. Cardinale (897 shares); and Mr. Forsythe (730 share).
(4)	As of March 2, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (4,363 shares); Mr. Magusiak (4,363 shares); Mr. Cardinale (854 shares); and Mr. Forsythe (696 shares).
(5)	As of November 9, 2013, 175 shares of stock were withheld for taxes upon vesting of restricted stock for Ms. Kice.

Non-Qualified Deferred Compensation

The following table sets forth unsecured, unfunded obligations of the Company to make payments of deferred compensation:

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contribution in Last Fiscal Year ($)		Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (3)
Richard M. Frank	—	20,997	(1)	—	—	214,423
Michael H. Magusiak	—	36,760	(2)	—	—	127,479

(1)	Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon termination of his employment for any reason or the end of the term of the agreement based on the terms set forth in such agreement. The entire amount of deferred compensation was deemed earned during the 2010 fiscal year. The Company is required to record an additional deferred compensation amount every year representing the imputed interest associated with the deferred compensation for Mr. Frank. The additional amount of $20,997 is included in the Summary Compensation Table as salary of Mr. Frank for the fiscal year 2013.
(2)	Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of the agreement or a change of control based on the terms set forth in such agreement. In the event of Mr. Magusiak’s resignation prior to a change of control, the agreement provides that Mr. Magusiak is entitled to a pro-rata amount of the total deferred compensation amount payable in annual installments based upon his continued employment through the end of the term of the agreement. During 2010, the Company recorded the actuarially determined present value of the estimated earned future benefit payments payable to Mr. Magusiak and is required to record an additional amount every year representing the additional pro-rata amount earned and the imputed interest associated with the previously earned deferred compensation for Mr. Magusiak. The additional amount of $36,760 is included in the Summary Compensation Table as salary for Mr. Magusiak for the fiscal year 2013.
(3)	This column represents the aggregate deferred accrued actuarially determined present value of estimated future benefit payments payable to Messrs. Frank and Magusiak pursuant to their respective employment agreements.

Narrative Disclosure to Non-Qualified Deferred Compensation

Messrs. Frank and Magusiak are entitled to certain deferred compensation benefits pursuant to the terms of their respective employment agreements. The deferred compensation benefits are unsecured, unfunded obligations of the Company.

Under his employment agreement, Mr. Frank is entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he leaves the Company, upon the earlier of (i) the date his employment is terminated for any reason (including retirement, death, disability or as a result of a significant medical condition) or (ii) the end of the term of his employment agreement, March 31, 2014. The Company accrued the actuarially determined present value of the entire aggregate deferred compensation amount, or $162,393, during the fiscal year 2010, which was the year in which the Company entered into the employment agreement with Mr. Frank. During fiscal years 2011, 2012 and 2013, the Company recorded imputed interest associated with Mr. Frank’s previously earned deferred compensation of $10,016, $21,017 and $20,997, respectively. Such amounts have been included in the Summary Compensation Table as salary for Mr. Frank for the respective years. Each year until Mr. Frank’s termination or retirement, the Company will accrue additional imputed interest costs associated with his deferred compensation.

Under his employment agreement, Mr. Magusiak is entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he leaves the Company, upon the earlier of (i) the date the Company terminates his employment for any reason, (ii) the end of the term of his employment agreement, March 31, 2016, (iii) the date he and the Company agree to terminate his employment due to a significant medical condition or (iv) a change of control. In the event Mr. Magusiak voluntarily terminates his employment with the Company for any reason (other than due to a significant medical condition) prior to a change of control, he is entitled to a pro-rated amount payable in annual installments based on the percentage of completion of the term of his employment agreement when he leaves the Company.

The Company accrued $31,516, $33,336 and $36,760 during fiscal years 2011, 2012 and 2013, respectively, for Mr. Magusiak, which represents the actuarially determined present value of the pro-rated deferred compensation and the imputed interest associated with Mr. Magusiak’s previously earned deferred compensation. The Company accrued $25,867 during fiscal year 2010 for Mr. Magusiak, which represents the actuarially determined present value of the pro-rated earned deferred compensation utilizing the same assumptions used for GAAP financial reporting purposes. Such amounts are also included in the Summary Compensation Table as salary for Mr. Magusiak for the respective years. The Company is also required to accrue additional deferred compensation for future fiscal years in an amount equal to the pro-rated amounts Mr. Magusiak earns in such future fiscal years and will accrue additional imputed interest cost associated with all such earned deferred compensation in future years.

Equity Compensation Plan Information

The following table sets forth information about equity awards under the Company’s equity compensation plans as of December 29, 2013:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)		(b)	(c)
Equity Compensation Plans Approved by Security holders	564,413	(1)	—	1,006,749	(2)
Equity Compensation Plans Not Approved by Security holders	—		—	—
Total	564,413		—	1,006,749

(1)	This number includes 515,404 shares of Common Stock issuable upon the vesting of awards granted under the Third Amended and Restated 2004 Restricted Stock Plan and 49,009 shares of Common Stock issuable upon the vesting of awards granted under the Second Amended and Restated Non-Employee Directors Restricted Stock Plan.
(2)	This number includes 942,811 shares of Common Stock available for future awards granted under the Third Amended and Restated 2004 Restricted Stock Plan, and 63,938 shares of Common Stock available for future awards granted under the Second Amended and Restated Non-Employee Directors Restricted Stock Plan.

Potential Payments upon Termination or Change-In-Control

The Company provides benefits to certain of the named executive officers upon certain terminations of employment from the Company. These benefits are in addition to the benefits to which the executives would be entitled upon a termination of employment generally (i.e., vested stock options accrued as of the date of termination, restricted stock awards that are vested as of the date of termination, vested benefits, if any, in the Company’s 401(k) Plan, and the right to elect continued health coverage pursuant to COBRA). The incremental benefits payable to the named executive officers are described as follows:

Potential Termination Payments under Mr. Frank’s and Mr. Magusiak’s Employment Agreements

Under the terms of the respective employment agreements (the “Employment Agreements”), if Mr. Frank’s or Mr. Magusiak’s employment with the Company is terminated by the Company other than (i) for Cause (as defined therein), (ii) as a result of death, (iii) as a result of a “significant medical condition” (as defined below), or (iv) as a result of a “permanent disability” (as defined below), then Messrs. Frank and Magusiak will each be entitled to receive a severance amount equal to $2,000,000, which will be payable in cash in a lump sum within five (5) business days of such date of termination. In addition, under his Employment Agreement, Mr. Frank is entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he leaves the Company, upon the earlier of (i) the date his employment is terminated for any reason (including retirement, death, disability or as a result of a significant medical condition) or (ii) the end of the term of his employment agreement. Under his Employment Agreement, Mr. Magusiak is entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he leaves the Company, upon the earlier of (i) the date the Company terminates his employment for any reason, (ii) the end of the term of his employment agreement, (iii) the date he and the Company agree to terminate his employment due to a significant medical condition or (iv) a Change of Control. In the event Mr. Magusiak voluntarily terminates his employment with the Company for any reason (other than due to a significant medical condition) prior to a Change of Control, he is entitled to a prorated amount payable in annual installments based on the percentage of completion of the term of his Employment Agreement when he leaves the Company. The Company is also obligated to provide for each executive medical benefit coverage for each executive and his “Family” (as defined below) during the term of their employment agreements and, upon certain termination events, for up to ten years from the date of termination or until such executive and his Family become covered under a policy or plan providing substantially similar coverage by a new employer.

The following terms in the Employment Agreements have the following meanings:

•	“significant medical condition” means a major medical event involving Employee that causes Employee and the Board of Directors of the Company mutually to agree that Employee should no longer be employed by the Company;

•	“permanent disability” is defined as the inability by reason of any medically determined physical or mental impairment to perform the duties required for a period of 180 consecutive days in any 12 month period; and

•	“Family” is defined as his spouse, as well as his children until such time that his children are no longer eligible for coverage under the health insurance plan covering the Company employees or until they become covered under a policy or plan provided by their employer which provides substantially similar coverage and benefits.

The Employment Agreements also provide that each of Messrs. Frank and Magusiak will receive a lump sum cash payment of $3,000,000 in the event there is a Change of Control (as defined below) and his employment is terminated by the Company within one year after such a Change of Control or such executive voluntarily terminates his employment within one year after such a Change of Control. Each executive will also be entitled to such payment if his employment is terminated for any reason prior to a Change of Control (whether or not the Change of Control ever occurs) and such termination either (i) was at the request or direction of a person who has entered into an agreement with the Company, the consummation of which would constitute a

Change of Control or (ii) was otherwise in connection with or in anticipation of a Change of Control. A “Change of Control” is deemed to have occurred with respect to the Company if any of the following occur: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company’s Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board of Directors by the individuals who were members of the Board of Directors for the immediately preceding two years (unless the election, or the nomination for election by the Company’s stockholders, of each new director was approved by a vote of at least two-thirds (2/3) of the directors then still in office who were directors at the beginning of such period); (v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, as amended, and any successor statute) of an aggregate of 30% of the voting power of the Company’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act, as amended, and any successor statute) who beneficially owned less than 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Company’s Restricted Stock Plan, or the acquisition of beneficial ownership of an additional 15% of the voting power of the Company’s outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Company’s Restricted Stock Plan, subject to certain exceptions; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the company to a case under Chapter 7. In no event will the Company gross-up the executive’s respective severance amounts or any other amounts paid by the Company to the executives to satisfy any excise or similar taxes.

The Employment Agreements also provide that if the Company terminates Messrs. Frank’s or Magusiak’s employment for any reason (including death or disability) or if Messrs. Frank’s or Magusiak’s employment is terminated due to a significant medical condition during the terms of his employment, any restricted stock awards that are not vested shall become immediately vested at his termination of employment if they were granted at least one year prior to his termination, subject to any requirements of the restricted stock plan and satisfaction of any applicable performance-based criteria.

Potential Termination Payments to Other Named Executive Officers

The Company’s other named executive officers will be entitled to all base salary and other amounts actually earned, accrued or owing as of the date of termination, vested stock options accrued as of the date of termination, restricted stock awards that are vested as of the date of termination, vested benefits, if any, in the Company’s 401(k) Plan, and the right to elect continued health coverage pursuant to COBRA.

Vesting of Equity Awards Upon a Change in Control

Restricted Stock Plan

The Company’s restricted stock plan provides that all restricted stock awards outstanding shall automatically be vested upon a Change of Control. For purposes of the restricted stock plan, a “Change of Control” means any of the following: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company’s Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board of Directors by the individuals (the “Continuing Directors”) who were members of the Board of Directors for the immediately preceding two (2) years (unless the election, or the nomination for election by the Company’s stockholders, of each new director was approved by a vote of at least two-thirds (2/3) of the directors then still in office who were directors at the beginning of such a period); (v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, as defined in the restricted stock plan) of an aggregate of 30% of the voting power of the Company’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act, as defined in the restricted stock plan) who beneficially owned less than 15% of the voting power of the Company’s outstanding voting securities on the date of this plan, or the acquisition of beneficial ownership of an additional 15% of the voting power of the Company’s outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company’s outstanding voting securities on the date of this plan; provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a Change of Control hereunder if the acquiror is (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (B) a Subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (C) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7. In addition, the Company’s restricted stock plan provides that all accrued but unpaid dividends related to unvested restricted stock shall be paid upon such time as the restricted stock vests, including upon a “Change of Control.”

The determination of the Compensation Committee appointed or designated by the Board of Directors to administer the restricted stock plan that any of the foregoing conditions has been met shall be binding and conclusive on all parties.

The table set forth below quantifies the additional benefits described above that would be paid to each named executive officer under the following termination scenario, assuming a termination of employment occurred on December 29, 2013.

Termination – Resulting from Other than Change in Control

Name	Severance Pay	Accelerated Vesting of Restricted Stock	Other Post-Termination Benefits and Pay (1)
	($)	($)	($)
Richard M. Frank (Executive Chairman)	2,000,000	2,111,502	163,399	(2)

Michael H. Magusiak (President and Chief Executive Officer)	2,000,000	2,950,684	344,506	(3)

(1)	This column represents the estimated costs associated with the continuation of medical benefits and deferred compensation post-termination pursuant to Messrs. Frank’s and Magusiak’s existing employment agreements.
(2)	This amount represents the estimated unearned costs associated with the continuation of medical benefits for Mr. Frank. Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon termination of his employment for any reason or the end of the term of the agreement based on the terms set forth in such agreement. The entire amount of deferred compensation was deemed earned during the 2010 fiscal year, therefore no deferred compensation amounts are reflected in the table.
(3)

This amount represents $253,688 in estimated costs associated with the continuation of medical benefits for Mr. Magusiak and $90,819 of unearned deferred compensation. Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of the employment agreement or a change of control based on the terms set forth in the agreement. In the event of Mr. Magusiak’s resignation prior to a change of control, the agreement provides that Mr. Magusiak is entitled to a pro-rata amount of the total deferred compensation amount and post-termination health benefits based upon his continued employment through the end of the term of the agreement. As of December 29, 2013, Mr. Magusiak had earned approximately 63% of the total deferred compensation amount. This pro-rata earned amount is not reflected in the table; however, the unearned balance representing the actuarially determined present value of estimated unearned accelerated future deferred compensation benefits payable to Mr. Magusiak upon termination or resignation is reflected in the table.

The table set forth below quantifies the additional benefits described above that would be paid to each named executive officer under the following termination scenario, assuming a termination of employment occurred upon consummation of the Merger. The value of restricted stock awards eligible for automatic vesting in the event of a Change of Control is calculated by multiplying the number of shares of unvested restricted stock awards by the price per share paid in the Merger, which was $54.00, plus accumulated dividends payable in respect to such restricted stock.

Termination – Resulting from Change in Control

Name	Severance Pay	Accelerated Vesting of Stock Options	Accelerated Vesting of Restricted Stock	Other Post-Termination Benefits and Pay (1)
	($)	($)	($)	($)
Richard M. Frank	3,000,000	—	5,108,643	163,399	(2)
(Executive Chairman)

Michael H. Magusiak	3,000,000	—	6,984,612	344,506	(3)
(President and Chief Executive Officer)

Tiffany B. Kice	—	—	1,088,389	—
(Chief Financial Officer)

J. Roger Cardinale	—	—	2,109,617	—
(Executive Vice President)

Randy G. Forsythe	—	—	1,392,885	—
(Executive Vice President)

(1)	This column represents the estimated costs associated with the continuation of medical benefits and unearned deferred compensation post-termination in the event of a change in control. These amounts represent the actuarially determined present value of estimated future benefit payments utilizing the same assumptions used for GAAP financial reporting purposes.
(2)	This amount represents the estimated unearned costs associated with the continuation of medical benefits for Mr. Frank. Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon termination of his employment for any reason or the end of the term of the agreement based on the terms set forth in such agreement. The entire amount of deferred compensation was deemed earned during the 2010 fiscal year, therefore no amounts are reflected in the table.
(3)

Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of the employment agreement or a change of control based on the terms set forth in the agreement. In the event of Mr. Magusiak’s resignation prior to a change of control, the agreement provides that Mr. Magusiak is entitled to a pro-rata amount of the total deferred compensation amount and post-termination medical benefits based upon his continued employment through the end of the term of the agreement. As of December 29, 2013, Mr. Magusiak earned approximately 63% of the total deferred compensation amount. This pro-rata earned amount is not reflected in the table; however, the estimated costs associated with the continuation of medical benefits of $253,688 and the unearned balance of $90,819 representing the actuarially determined present value of estimated unearned accelerated future deferred compensation benefits payable to Mr. Magusiak upon termination or resignation is reflected in the table.

Certain Information Regarding Golden Parachute Payments

Under Item 402(t) of Regulation S-K, we are required to provide certain information about “golden parachute payments” that may be implicated by the transaction to which this Information Statement pertains. That information is set forth in “Item 8 – Additional Information – Golden Parachute Compensation” of the Schedule 14D-9 filed by the Company on January 22, 2014, and is incorporated herein by reference.

DIRECTOR COMPENSATION

In December 2012, the Compensation Committee retained Longnecker & Associates, an independent compensation consultant, for the purposes of: (i) a review and evaluation of the Company’s non-employee director cash and equity compensation, including a review and analysis of lead independent director and committee chair compensation; and (ii) to recommend any changes based on such analysis and review (the “2013 Longnecker Director Report”). Based on the recommendations of the 2013 Longnecker Director Report, in February 2013, the Compensation Committee recommended to the Board and the Board approved changes to non-employee director compensation for 2013. In 2013, each of the non-employee directors received a retainer of $25,000, $2,000 per regularly scheduled Board meeting for attendance (in person or telephonically), $2,000 per specially called meeting of the Board, for which attendance is requested in person or telephonically to address a significant issue outside of the normal course of business, and $1,250 per specially called committee meeting, for which attendance is requested in person or telephonically to address a significant issue outside of the normal course of business. In 2013, the Lead Independent Director received a retainer of $15,000 and the chairpersons of the committees of the Board received the following retainers: Audit Committee Chair: $15,000; Compensation Committee Chair: $7,500; and Nominating/Corporate Governance Committee Chair: $5,000. No changes to the annual restricted stock grant (discussed below) were recommended to or approved by the Compensation Committee.

In addition, the Company’s non-employee directors are entitled to receive grants of restricted stock awards under the Company’s Second Amended and Restated Non-Employee Directors Restricted Stock Plan. On the day a non-employee director is first elected or appointed to the Board of Directors, such non-employee director is granted a restricted stock award for the number of shares of Common Stock having a fair market value (as defined in the Second Amended and Restated Non-Employee Directors Restricted Stock Plan) as of the date of grant equal to $100,000 multiplied by a fraction the numerator of which is the number of days until the date of the next annual grant and the denominator of which is 365. Each January thereafter, a non-employee director who was previously elected to the Board of Directors and who continues to serve in such capacity shall be granted a restricted stock award during each year of service on the Board for the number of shares of Common Stock having a fair market value (representing the average of the closing prices of the Common Stock as reported by the New York Stock Exchange for the five trading day period ending on and including the date of the stock award) as of the date of grant equal to $100,000. Each restricted stock award vests on each anniversary date of the award with respect to 25% of the amount of the grant for four (4) consecutive anniversary dates so that the restricted stock award is fully vested at the end of the fourth (4th) anniversary date of the date of grant. If a non-employee director ceases to be a director for any reason other than death prior to the fourth (4th) anniversary date of grant of a restricted stock award, such unvested shares will be forfeited; provided, however, if a non-employee director ceases to be a director because of voluntary retirement after a lengthy period of service or because of health reasons, the non-employee directors, excluding the affected non-employee director, will consider whether or not to vest in full the affected non-employee director’s restricted stock that was awarded at least one year prior to the affected non-employee director’s cessation of board service. If a non-employee director ceases to be a director due to death, then all of such non-employee director’s restricted stock awards will immediately vest in full. Other directors, who are either officers or employees of the Company or its affiliates, do not receive separate compensation for their services as directors of the Company.

The following table sets forth information concerning compensation to each non-employee director of the Company during fiscal 2013:

Director Compensation for Fiscal 2013

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Total ($)
General (ret) Tommy Franks	35,000	100,888	135,888
Tim T. Morris	35,000	100,888	135,888
Louis P. Neeb	40,000	100,888	140,888
Cynthia Pharr Lee	35,000	100,888	135,888
Bruce M. Swenson	50,000	100,888	150,888
Walter Tyree	35,000	100,888	142,138
Raymond E. Wooldridge	57,500	100,888	158,388

(1)	Messrs. Frank and Magusiak have been excluded from this table because each of such executive’s compensation is fully reflected in the Summary Compensation Table for executive officers. The non-employee directors had the following outstanding equity awards at the end of the 2013 fiscal year:

	Option Awards		Stock Awards
Name	Number of Shares Exercisable	Number of Shares Unexercisable	Number of Shares Unvested
	(#)	(#)	(#)
General (ret) Tommy Franks	—	—	7,190
Tim T. Morris	—	—	7,190
Louis P. Neeb	—	—	7,190
Cynthia Pharr Lee	—	—	7,190
Bruce M. Swenson	—	—	5,869
Walter Tyree	—	—	7,190
Raymond E. Wooldridge	—	—	7,190

The Company discontinued issuing stock options to its non-employee directors in 2005 and began granting restricted stock awards in 2006.

(2)	This column reports the amount of cash compensation earned in 2013 for Board of Directors and committee service.
(3)	This column represents the grant date fair value of restricted stock awarded under the Company’s Second Amended and Restated Non-Employee Directors Restricted Stock Plan computed in accordance with GAAP, which is calculated by multiplying the number of shares of restricted stock awarded by the closing market price of our Common Stock on the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of January 22, 2014, relating to the beneficial ownership of the Company’s Common Stock by: (i) each director and named executive officer, (ii) the directors and the executive officers as a group (14 persons) as of such date, and (iii) each person, as that term is used in the Exchange Act, known to the Company to own beneficially five percent (5%) or more of the outstanding shares of Common Stock. Unless otherwise indicated, to the Company’s knowledge, each stockholder has sole voting and dispositive power with respect to the securities beneficially owned by that stockholder. Except as otherwise indicated, all stockholders set forth below have the same principal business address as the Company. On January 22, 2014, there were 17,535,155 shares of the Company’s Common Stock outstanding. Information as to the beneficial ownership of Common Stock by directors and executive officers has been furnished by the respective directors and executive officers.

Name (and address for 5% beneficial owners)	Number of Shares of Common Stock		Percentage of Outstanding Common Stock
Richard M. Frank	346,359	(A)	2.0%
Michael H. Magusiak	402,812		2.3%
J. Roger Cardinale	111,735		*
Randy G. Forsythe	45,008		*
Tiffany B. Kice	24,815		*
General (ret) Tommy Franks	16,912		*
Tim T. Morris	28,649		*
Louis P. Neeb	21,758		*
Cynthia Pharr Lee	17,471		*
Bruce M. Swenson	8,816		*
Walter Tyree	23,756		*
Raymond E. Wooldridge	50,359		*
Directors and Executive Officers as a Group	1,102,279		6.3%

American Century Investment Management, Inc. 4500 Main Street, 9th Floor Kansas City, Missouri 64111	1,215,825	(B)	6.9%

BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,518,177	(C)	8.7%

FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	2,638,015	(D)	15.0%

The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	1,058,534	(E)	6.0%

Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	1,967,841	(F)	11.2%

*	Constitutes less than 1% of the Company’s outstanding Common Stock.
(A)	This number also includes 100,621 shares beneficially owned by Richard M. Frank Revocable Trust, 25,000 shares beneficially owned by Frank Family Trust A2, 57 shares beneficially owned under the Company’s 401(k) Plan, 11,100 shares beneficially owned by Frank Group, LLC and 209,581 shares directly owned by Mr. Frank. Mr. Frank has sole voting power and sole dispositive power over all 346,359 shares.

(B)	Based on information set forth on Schedule 13G Amendment No. 1, filed with the SEC on February 11, 2013 (the “American Century Schedule 13G”). The American Century Schedule 13G indicates that 1,215,825 shares are beneficially owned by Stowers Institute for Medical Research, American Century Companies, Inc. and American Century Investment Management, Inc. who have sole voting power over 1,168,368 shares and sole dispositive power over 1,215,825 shares.
(C)	Based on information set forth in Schedule 13G Amendment No. 4, filed with the SEC on January 28, 2014 (the “BlackRock Schedule 13G”). The Blackrock Schedule 13G indicates that 1,518,177 shares are beneficially owned by BlackRock, Inc., who has sole voting power over 1,450,892 shares and sole dispositive power over 1,518,177 shares.
(D)	Based on information set forth in Schedule 13G Amendment No. 11, filed with the SEC on February 14, 2013 (the “FMR Schedule 13G”). The FMR Schedule 13G indicates that 2,638,015 shares are beneficially owned by FMR and its affiliates, who have sole voting power over 10,000 shares and sole dispositive power over 2,638,015 shares.
(E)	Based on information set forth in Schedule 13G Amendment No. 3, filed with the SEC on February 12, 2013 (the “Vanguard Schedule 13G”). The Vanguard Schedule 13G indicates that 1,058,534 shares are beneficially owned by The Vanguard Group who has sole voting power over 28,002 shares, sole dispositive power over 1,031,532 shares and shared dispositive power over 27,002 shares.
(F)	Based on information set forth in Schedule 13G Amendment No. 2, filed with the SEC on March 11, 2013 (the “Wellington Schedule 13G”). The Wellington Schedule 13G indicates that 1,967,841 shares are beneficially owned by Wellington Management Company, LLP who has shared voting power over 1,447,712 shares and shared dispositive power over 1,967,841 shares.

AUDIT COMMITTEE REPORT

The Audit Committee is composed of independent non-employee directors as required by and in compliance with the listing standards of the New York Stock Exchange and the rules and regulations of the SEC. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors which may be accessed on the Company’s website at www.chuckecheese.com under “Investor Relations – Governance.”

The Audit Committee serves as the representative of the Board of Directors for general oversight of the Company’s financial accounting and reporting process, system of internal control, audit process, policies addressing risk assessment and risk management and process for monitoring compliance with applicable laws and regulations and the Company’s Complaint and Reporting Procedures for Accounting and Auditing Matters. The Company’s management has primary responsibility for preparing the Company’s financial statements and the Company’s financial reporting process. The Company’s independent registered public accountants, Deloitte & Touche LLP, are responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements to accounting principles generally accepted in the United States.

In this context, the Audit Committee hereby reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements and Management’s Report on Internal Control over Financial Reporting with the Company’s management.

2.	The Audit Committee has reviewed and discussed interim consolidated financial information contained in each quarterly earnings report.

3.	The Audit Committee has met with senior management, internal auditors and the Company’s independent registered public accountants with and without management present to discuss the results of the Company’s independent audit and adequacy of internal controls.

4.	The Audit Committee has reviewed with the Company’s independent registered public accountants and internal auditor the Company’s audit plans, audit scope and identification of audit risks.

5.	The Audit Committee, in accordance with its charter, has authorized the reappointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the 2014 fiscal year.

6.	The Audit Committee has discussed with the independent registered public accountant the matters required to be discussed pursuant to Public Company Accounting Oversight Board AU 380 (Communication with Audit Committees).

7.	The Audit Committee has received the written disclosures and the letter from the independent registered public accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountant’s communications with the audit committee concerning independence, and has discussed with the independent registered public accountant the independent registered public accountant’s independence.

8.	Based on the review and discussion referred to in paragraphs (1) through (7) above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012, for filing with the SEC.

Bruce M. Swenson, Chairman

Tim T. Morris

Louis P. Neeb

Cynthia Pharr Lee

Raymond E. Wooldridge

This Audit Committee Report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act, regardless of date or any general incorporation language in such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company’s Code of Business Conduct and Ethics provides that employees, officers and directors must act in the best interests of the Company and refrain from engaging in any activity or having a personal interest that presents a “conflict of interest.” In addition, under applicable SEC rules, the Company is required to disclose related person transactions as defined in the SEC’s rules. The Code of Business Conduct and Ethics may be accessed on the Company’s website at www.chuckecheese.com under “Investor Relations – Governance.” We intend to disclose future amendments to or, with respect to directors and certain executive officers, waivers from, certain provisions of the Code of Business Conduct and Ethics on our website.

Related Party Transaction Policy

The Board of Directors has adopted a Related Party Transaction Policy to set forth in writing the policies and procedures for review and approval of transactions involving the Company and “related parties” (directors, executive officers, securityholders owning five percent or greater of the Company’s outstanding voting securities, and immediate family members of the foregoing persons). The policy covers any related party transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules, generally transactions involving amounts exceeding $120,000 in which a related party had, has or will have a direct or indirect material interest.

Policy

•	Related party transactions must be approved by the Audit Committee (a committee of the Board of Directors consisting solely of independent directors), or by the Chairman of the Audit Committee under authority delegated to the Chairman of the Audit Committee by the Audit Committee.

•	A related party transaction will be approved only if the Audit Committee or the Chairman of the Audit Committee determines that it is fair to the Company and in, or not inconsistent with, the best interests of the Company and its stockholders.

•	In considering the transaction, the Chairman or the Audit Committee will consider all relevant facts and circumstances of the transaction or proposed transaction with a related party.

Procedures

•	The affected related party will bring the matter to the attention of the General Counsel.

•	The General Counsel will determine whether the matter should be considered by the Audit Committee or its Chairman.

•	If a member of the Audit Committee is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction.

•	The transaction must be approved in advance by the Audit Committee or its Chairman whenever practicable, and if not practicable, it may be presented to the General Counsel for preliminary approval, or be preliminarily entered into, subject to ratification by the Audit Committee or its Chairman.

•	If the Audit Committee or its Chairman does not ratify the related party transaction, the Company will take all reasonable efforts or actions to amend, terminate or cancel it, as directed by the Audit Committee or its Chairman.

•	All related party transactions will be disclosed to the Board of Directors following their approval or ratification.

Currently, there are no related party transactions which meet the requirements for review and approval under our policy.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and the persons who own more than ten percent of our Common Stock to file initial reports of ownership of Common Stock and reports of changes of ownership with the SEC. Based solely on a review of copies of such reports and written representations from the reporting persons, we believe that the above-referenced persons complied with all applicable Section 16(a) filing requirements on a timely basis during 2013.

STOCKHOLDER PROPOSALS

Any stockholder who wishes to have a qualified proposal considered for inclusion in our proxy statement for our 2014 annual meeting must have sent notice of the proposal to our General Counsel, Jay Young, at our principal executive office not later than November 19, 2013. In making such a proposal, you must have provided your name, address, the number of shares of Common Stock you held of record or beneficially, the date or dates on which such Common Stock was acquired and documentary support for any claim of beneficial ownership.

Notice of any director nomination or other stockholder proposal that you intend to present at the 2014 annual meeting of stockholders, but do not intend to have included in our proxy statement relating to, and for consideration at, the 2014 annual meeting of stockholders, must have been received at our principal executive offices not earlier than the close of business on December 31, 2013 and not later than the close of business on January 30, 2014. In addition, your notice must have set forth the information required by the Company’s Amended and Restated Bylaws with respect to each director nomination or other proposal that you intend to present at the 2014 annual meeting of stockholders.

If the Merger and other transactions contemplated by the Merger Agreement are successfully consummated, no annual meeting of stockholders will be held in 2014.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.